Exhibit 99.2

Ascendis Pharma A/S

Tuborg Boulevard 12

DK-2900 Hellerup

Central Business Registration No. 29 91 87 91

Annual Report 2021

(January 1 – December 31)

Adopted at the Annual General Meeting of Shareholders on _______________, 2022.

Lars Lüthjohan Jensen

Chairman of the General Meeting

2

Company Information	3

Company Information

Ascendis Pharma A/S

Tuborg Boulevard 12

DK-2900 Hellerup

Central Business Registration No. 29 91 87 91

Registered in: Gentofte

Phone: +45 70 22 22 44

Internet: www.ascendispharma.com

E-mail: info@ascendispharma.com

Board of Directors

Albert Cha, Chairman

Lisa Jane Morrison

Jim Healy

Rafaèle Tordjman

Jan Møller Mikkelsen

Lars Holtug

Executive Board

Jan Møller Mikkelsen, Chief Executive Officer

Scott Thomas Smith, Chief Financial Officer

Michael Wolff Jensen, Chief Legal Officer

Anni Lotte Kirstine Pedersen, Chief Administration Officer

External Auditors

Deloitte Statsautoriseret Revisionspartnerselskab

Weidekampsgade 6

DK-0900 Copenhagen C

Statement by Management on the Annual Report	4

Statement by Management on the Annual Report

The Board of Directors and the Executive Board have today considered and approved the annual report of Ascendis Pharma A/S for the financial year January 1 to December 31, 2021.

The annual report is presented in accordance with the International Financial Reporting Standards, IFRS, as adopted by the EU and disclosure requirements of the Danish Financial Statements Act.

In our opinion, the consolidated financial statements and the parent financial statements give a true and fair view of the Group’s and the Parent’s financial position at December 31, 2021, and of their financial performance and cash flows for the financial year January 1 to December 31, 2021.

We believe that the management commentary contains a fair review of the affairs and conditions referred to therein.

We recommend the annual report for adoption at the Annual General Meeting.

Hellerup, March 2, 2022.

Executive Board

/s/ Jan Møller Mikkelsen	/s/ Scott Thomas Smith
Jan Møller Mikkelsen	Scott Thomas Smith
Chief Executive Officer	Chief Financial Officer

/s/ Michael Wolff Jensen	/s/ Anni Lotte Kirstine Pedersen
Michael Wolff Jensen	Anni Lotte Kirstine Pedersen
Chief Legal Officer	Chief Administration Officer

Board of Directors

/s/ Albert Cha	/s/ Rafaèle Tordjman	/s/ Lisa Jane Morrison
Albert Cha	Rafaèle Tordjman	Lisa Jane Morrison
Chairman

/s/ Jim Healy	/s/ Lars Holtug	/s/ Jan Møller Mikkelsen
Jim Healy	Lars Holtug	Jan Møller Mikkelsen

Independent Auditor’s Report	5

Independent Auditor’s Report

To the shareholders of Ascendis Pharma A/S

Opinion

We have audited the consolidated financial statements and the parent financial statements of Ascendis Pharma A/S for the financial year January 1 – December 31, 2021, which comprise the income statement, statement of comprehensive income, balance sheet, statement of changes in equity, cash flow statement and notes, including a summary of significant accounting policies, for the Group as well as the Parent. The consolidated financial statements and the parent financial statements are prepared in accordance with International Financial Reporting Standards as adopted by the EU and additional requirements of the Danish Financial Statements Act.

In our opinion, the consolidated financial statements and the parent financial statements give a true and fair view of the Group’s and the Parent’s financial position at December 31, 2021 and of the results of its operations and cash flows for the financial year January 1 – December 31, 2021 in accordance with International Financial Reporting Standards as adopted by the EU and additional requirements of the Danish Financial Statements Act.

Our opinion is consistent with our audit book comments issued to the Audit Committee and the Board of Directors.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs) and additional requirements applicable in Denmark. Our responsibilities under those standards and requirements are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements and the parent financial statements section of this auditor’s report. We are independent of the Group in accordance with the International Ethics Standards Board of Accountants’ Code of Ethics for Professional Accountants (IESBA Code) and the additional ethical requirements applicable in Denmark, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Statement on the management commentary

Management is responsible for the management commentary.

Our opinion on the consolidated financial statements and the parent financial statements does not cover the management commentary, and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements and the parent financial statements, our responsibility is to read the management commentary and, in doing so, consider whether the management commentary is materially inconsistent with the consolidated financial statements and the parent financial statements, or our knowledge obtained in the audit or otherwise appears to be materially misstated.

Moreover, it is our responsibility to consider whether the management commentary provides the information required under the Danish Financial Statements Act.

Based on the work we have performed, we conclude that the management commentary is in accordance with the consolidated financial statements and the parent financial statements and have been prepared in accordance with the requirements of the Danish Financial Statements Act. We did not identify any material misstatement of the management commentary.

Management’s responsibilities for the consolidated financial statements and the parent financial statements

Management is responsible for the preparation of consolidated financial statements and parent financial statements that give a true and fair view in accordance with International Financial Reporting Standards as adopted by the EU and additional requirements of the Danish Financial Statements Act, and for such internal control as Management determines is necessary to enable the preparation of consolidated financial statements and parent financial statements that are free from material misstatement, whether due to fraud or error.

Independent Auditor’s Report	6

In preparing the consolidated financial statements and the parent financial statements, Management is responsible for assessing the Group’s and the Parent’s ability to continue as a going concern, for disclosing, as applicable, matters related to going concern, and for using the going concern basis of accounting in preparing the consolidated financial statements and the parent financial statements unless Management either intends to liquidate the Group or the Entity or to cease operations, or has no realistic alternative but to do so.

Auditor’s responsibilities for the audit of the consolidated financial statements and the parent financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements and the parent financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISAs and the additional requirements applicable in Denmark will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements and these parent financial statements.

As part of an audit conducted in accordance with ISAs and the additional requirements applicable in Denmark, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements and the parent financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s and the Parent’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management.

•

Conclude on the appropriateness of Management’s use of the going concern basis of accounting in preparing the consolidated financial statements and the parent financial statements, and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s and the Parent’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements and the parent financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group and the Entity to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements and the parent financial statements, including the disclosures in the notes, and whether the consolidated financial statements and the parent financial statements represent the underlying transactions and events in a manner that gives a true and fair view.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

Independent Auditor’s Report	7

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Copenhagen, March 2, 2022

Deloitte
Statsautoriseret Revisionspartnerselskab
Business Registration No 33 96 35 56

Sumit Sudan	Lars Hansen
State-Authorised Public Accountant	State-Authorised Public Accountant
Identification No (MNE) 33716	Identification No (MNE) 24828

Financial Statements	8

Management Commentary

Unless the context otherwise requires, references to the “Company,” “Group,” “we,” “us” and “our” refer to Ascendis Pharma A/S and its subsidiaries.

Information and disclosure specifically addressing the parent company Ascendis Pharma A/S are described separately in the notes. Additionally, references to “Ascendis Pharma A/S” and “Parent Company” solely refer to the parent company Ascendis Pharma A/S.

Consolidated Key Figures

	2021	2020	2019	2018	2017
(EUR’000)
Revenue	7,778	6,953	13,375	10,581	1,530
Operating Profit/(Loss)	(451,792)	(330,620)	(226,719)	(154,757)	(111,541)
Finance Income/(Expenses)	55,807	(79,030)	16,582	24,587	(12,833)
Profit/(Loss) for the Year	(383,577)	(418,955)	(218,016)	(130,097)	(123,897)
Cash and Cash Equivalents	446,267	584,517	598,106	277,862	195,351
Total Assets	1,084,921	979,793	676,732	318,968	210,979
Equity	883,635	838,711	597,114	280,050	187,211
Investments in Property,	23,704	19,860	5,159	2,648	941
Plant & Equipment

Return on Equity (%)*	(44.5)	(58.4)	(49.7)	(55.7)	(68.1)
Equity Ratio (%)*	81.4	85.6	88.2	87.8	88.7

*Key ratios are calculated as follows:

Return on Equity: (Profit / (Loss) for the Year x 100) / Average Equity

Equity Ratio: (Equity x 100) / Total Assets

Ascendis Pharma in brief

We are applying our innovative TransCon technologies to build a leading, fully integrated, global biopharmaceutical company and develop a pipeline of product candidates with potential best-in-class profiles to address unmet medical needs.

Our product candidates combine our TransCon technologies with clinically validated parent drugs and pathways, with the goal of optimizing therapeutic effect and improving tolerability and convenience.

We have applied these technologies in combination with a clinically validated parent drug or pathway using our algorithm with the goal of creating product candidates with the potential to be best-in-class in endocrinology rare diseases and oncology. In addition, we plan to apply this algorithm for product innovation and selection in new therapeutic areas. We believe our approach to product innovation may reduce the risks associated with traditional drug development, and that our TransCon technologies have been validated by non-clinical and clinical programs completed to date.

Our Organization

Certain of our operations are conducted through our following wholly-owned subsidiaries: Ascendis Pharma GmbH (Germany), Ascendis Pharma, Inc. (Delaware, United States), Ascendis Pharma Endocrinology, Inc. (Delaware, United States), Ascendis Pharma, Ophthalmology Division A/S (Denmark), Ascendis Pharma, Endocrinology Division A/S (Denmark), Ascendis Pharma Bone Diseases A/S (Denmark), Ascendis Pharma Growth Disorders A/S (Denmark) and Ascendis Pharma Oncology Division A/S (Denmark).

Financial Statements	9

The Company has increased its number of employees to 639 at the end of 2021 compared to 482 at the end of 2020. Number of full-time employees has increased, primarily due to pre-commercial and commercial activities, and extension of corporate functions to support those activities. In addition, employees engaged with research and development have increased due to the development of the second therapeutic area, Oncology.

Our Strategy

Our goal is to achieve sustainable growth through multiple approaches. As outlined in our Vision 3x3 announced January 2019, this includes:

•	Obtain regulatory approval for three independent Endocrinology Rare Disease product candidates.

•	Grow Endocrinology Rare Disease pipeline.

•	Establish global commercial presence for our Endocrinology Rare Disease area

•	Advance a high-value oncology pipeline with one investigational new drug (“IND”) or similar submission each year.

•	Create a third independent therapeutic area with a diversified pipeline.

We believe this approach creating a portfolio of proprietary and clearly differentiated products strongly supports our product candidates and our goal to build a fully integrated global biopharmaceutical company.

Using this approach for our endocrinology rare disease franchise, we have obtained positive clinical data for all three of our TransCon product candidates and have achieved regulatory approvals for TransCon hGH in the United States and European Union for the treatment of certain pediatric patients with GHD. We are working towards regulatory approval of two other candidates in high value indications, and are exploring label expansion opportunities. We expect our near-term therapeutic focus on endocrinology will provide important synergies and a strong foundation for building our commercial infrastructure, including expertise in endocrinology, a concentrated prescriber base, a patient-centric support system, reimbursement and payor expertise and distribution networks.

For the longer term, our aim is to utilize our product innovation algorithm to advance into new therapeutic areas and create sustainable growth through multiple approaches. We have announced oncology as our second therapeutic area of focus and intend to select a third independent therapeutic area as part of our Vision 3x3 strategic roadmap through 2025. We plan to announce our third therapeutic area of focus during the fourth quarter of 2022.

Business Overview

We are applying our innovative TransCon technologies to build a leading, fully integrated, global biopharmaceutical company and develop a pipeline of product candidates with potential best-in-class profiles to address unmet medical needs.

Our product candidates combine our TransCon technologies with clinically validated parent drugs and pathways, with the goal of optimizing therapeutic effect and improving tolerability and convenience.

We have applied these technologies in combination with a clinically validated parent drug or pathway using our algorithm with the goal of creating product candidates with the potential to be best-in-class in endocrinology rare diseases and oncology. In addition, we plan to apply this algorithm for product innovation and selection in new therapeutic areas. We believe our approach to product innovation may reduce the risks associated with traditional drug development, and that our TransCon technologies have been validated by non-clinical and clinical programs completed to date.

Financial Statements	10

TransCon Product Candidate Pipeline

1.	Developed under the name TransCon hGH and approved under the name Lonapegsomatropin Ascendis Pharma

2.	In development in Greater China through strategic investment in VISEN Pharmaceuticals (“VISEN”)

3.	Japanese riGHt Trial

4.	Global foresiGHt Trial

5.	North American and European PaTHway Trial

6.	Japanese PaTHway Japan Trial

7.	North America, Europe, and Oceania ACcomplisH Trial

8.	transcendIT-101 Trial

9.	IL- beliege Trial

We maintain an intellectual property portfolio comprising approximately 220 issued patents and approximately 495 patent applications as of December 31, 2021 with claims directed to composition of matter, process, formulation and/or methods-of-use for our product candidates, including a product-specific device and core TransCon technologies. Other than the rights we have granted to VISEN, we hold worldwide rights to our TransCon technologies and owe no third-party royalty or milestone payment obligations with respect to our TransCon technologies, TransCon hGH or any of our other product candidates. While our TransCon prodrugs may incorporate already approved parent drugs, TransCon hGH and each of our other product candidates is a new molecular entity and is therefore eligible to be granted new intellectual property rights, including new composition of matter patents.

TransCon Growth Hormone (hGH)

TransCon hGH is a long-acting prodrug of somatropin (hGH) composed of an unmodified somatropin that is transiently bound to a carrier and proprietary linker. TransCon hGH is designed to maintain the same mode of action as daily therapies by releasing the same recombinant growth hormone molecule, somatropin, as used in extensively proven daily hGH therapy that is the current standard of care.

On August 25, 2021, the FDA approved TransCon hGH, known by its brand name SKYTROFA® (lonapegsomatropin-tcgd), for the treatment of pediatric patients one year and older who weigh at least 11.5 kg and have growth failure due to inadequate secretion of endogenous growth hormone, also known as GHD. Once-weekly SKYTROFA is the first FDA approved product that delivers somatropin, or growth hormone, by sustained release over one week.

The FDA approval of SKYTROFA (lonapegsomatropin-tcgd) was based on results from the Phase 3 heiGHt Trial, a 52-week, global, randomized, open-label, active-controlled, parallel-group trial that compared once-weekly TransCon hGH to daily somatropin (Genotropin®) in 161 treatment-naïve children with GHD. The primary endpoint was annualized height velocity (“AHV”) at 52 weeks for weekly SKYTROFA (lonapegsomatropin-tcgd) and daily hGH treatment groups. Other endpoints included adverse events, injection-site reactions, incidence of anti-hGH antibodies, annualized height velocity, change in height standard deviation score (“SDS”), proportion of subjects with IGF-1 SDS (0.0 to +2.0), PK/PD in subjects < 3 years, and preference for and satisfaction with SKYTROFA (lonapegsomatropin-tcgd).

Financial Statements	11

We believe once-weekly SKYTROFA (lonapegsomatropin-tcgd) offers patients benefits compared to daily growth hormone:

•

A national study has shown 66%, or 2/3 of patients miss more than one injection per week. We believe reducing injection frequency is associated with better adherence and thus may improve height velocity.

•	In a Phase 3 clinical study, TransCon hGH demonstrated higher AHV compared to daily somatropin with similar safety profile in treatment-naïve children with GHD.

•	With a weekly injection, patients switching from daily injections can experience up to 86% fewer injection days per year.

•	After first removed from a refrigerator, SKYTROFA (lonapegsomatropin-tcgd) can be stored at room temperature for up to six months.

On January 12, 2022, the European Commission granted marketing authorization for Lonapegsomatropin Ascendis Pharma (developed under the name TransCon hGH) as a once-weekly subcutaneous injection for the treatment of children and adolescents ages 3 to 18 years with growth failure due to insufficient secretion of endogenous growth hormone.

In October 2019, we received Orphan Designation (“OD”) from the European Commission for TransCon hGH for GHD. OD is granted to therapies aimed at the treatment, prevention or diagnosis of a disease that is life-threatening or chronically debilitating, affects no more than five in 10,000 persons in the EU, or the product, without the benefits derived from orphan status, would not generate sufficient return in the EU to justify investment and for which no satisfactory method of diagnosis, prevention, or treatment has been authorized (or if such a method exists, the product would provide significant additional benefit over existing therapies). We received Orphan Drug Designation (“ODD”) from the FDA for TransCon hGH as a treatment for GHD in April 2020.

Clinical Development of TransCon hGH for Patients with Pediatric GHD

We believe our once-weekly TransCon hGH has the same mode of action and distribution into key growth hormone-responsive tissues, such as brain, bone, muscle, liver and fat tissue, as the hGH administered from daily injections and endogenous growth hormone. We use daily growth hormone as an active comparator in our clinical studies, allowing us to directly compare the activity of TransCon hGH to daily growth hormone in an identical clinical setting.

The heiGHt Trial was a randomized, open-label, active-controlled Phase 3 registrational trial that enrolled 161 children with GHD who had not previously been treated. Subjects received either once-weekly TransCon hGH (0.24 mg/kg/week) or daily injections of Genotropin® at 34 µg/kg/day (0.24 mg/kg/week) with a 2:1 randomization. The primary endpoint was annualized height velocity (“AHV”) at 52 weeks, with a non-inferiority analysis comparing the difference between the two treatment groups, followed by a test of superiority if non-inferiority was met. Two subjects, one from each arm, withdrew from the trial prior to the final visit.

In our ongoing Phase 3 riGHt Trial we are evaluating TransCon hGH in Japanese subjects for the treatment for pediatric GHD. The primary objective of the riGHt Trial is to evaluate and compare the annualized height velocity of 40 Japanese prepubertal treatment naïve children with GHD treated with weekly TransCon hGH to that of a commercially available daily hGH formulation at 52 weeks.

VISEN is conducting a Phase 3 clinical trial in China evaluating TransCon hGH for the treatment of pediatric GHD. In March 2021, VISEN completed enrollment for the ongoing Phase 3 trial.

Proprietary Auto-injector

The FDA approval for SKYTROFA includes the SKYTROFA® Auto-Injector and cartridges. The auto-injector provides for room temperature storage, includes an empty-all design and is expected to last for at least four years. With simple operation, the device has a single, low-volume injection for the majority of patients of less than 0.6 mL and requires a small, 31-gauge needle that is only 4 millimeters in length, which is comparable to needles used to administer daily hGH. We are also working on strategies that will enable the auto-injector to integrate with the digital healthcare system, including Bluetooth connectivity features to allow for easy tracking of dosing adherence over time.

Financial Statements	12

Commercialization Strategy

We have developed a multi-faceted commercial organization and strategy to optimize market adoption of SKYTROFA (lonapegsomatropin-tcgd).

•

Sales Force: In the United States, growth hormone is prescribed by approximately 8,000 health care providers with the top 1,400 prescribers consisting of pediatric endocrinologists, endocrinologists, pediatricians, nurse practitioners, and physician assistants, accounting for approximately 80% of the prescription volume. Our United States sales organization is focused on these high-volume prescribers.

•	Medical Affairs: Our Medical Affairs organization is educating stakeholders and broadening SKYTROFA (lonapegsomatropin-tcgd) awareness.

•

Market Access: Payor coverage and reimbursement are important factors which can influence market adoption. Recognizing this importance, our Market Access organization has been engaging national and regional payors in an effort to garner reimbursement for SKYTROFA (lonapegsomatropin-tcgd).

As of December 31, 2021, 369 SKYTROFA prescriptions had been written by 139 prescribers. In addition, 42% of the prescribers had written prescriptions for more than one patient. As of February 28, 2022, 708 SKYTROFA prescriptions had been written by 263 prescribers. In addition, 44% of the prescribers had written prescriptions for more than one patient.

Clinical Development of TransCon Growth Hormone (hGH) in Adults

We have successfully completed a Phase 2, European, multi-center, multiple dose, open-label, active-controlled, trial to examine the safety, tolerability, pharmacokinetics and pharmacodynamics in 37 adult male and female subjects with GHD. We have also completed several Phase 1 trials in healthy adult subjects.

Following our Phase 2 trial and discussions with the FDA, we submitted an amendment to our IND to initiate the foresiGHt Trial, a global Phase 3 trial with the aim to demonstrate the metabolic benefits of TransCon hGH in adults and with the primary objective to evaluate change in trunk fat percentage. Patients in the trial are randomized in a 1:1:1 ratio into the three arms of the study—treatment with once-weekly TransCon hGH, once-weekly placebo, or daily hGH. The primary endpoint of the trial is a change from baseline in percentage trunk fat at 38 weeks. Following the 38-week main trial period, all patients will be eligible to receive once-weekly TransCon hGH during the 52-week open-label extension. We are targeting completion of enrollment for this Phase 3 trial during the second quarter of 2022. The ongoing conflict in the region surrounding Ukraine and Russia has impacted our ability to continue clinical trial activities in those countries. While this may affect our timelines for the foresiGHt Trial, there is currently no material impact to our business from this situation.

Future Development Plans

We plan to submit a protocol to FDA in the second quarter of 2022 to evaluate TransCon hGH for Turner Syndrome. We expect to evaluate higher doses of TransCon hGH and daily growth hormone for Turner Syndrome compared to those doses for pediatric or adult GHD. In addition, we are also considering other potential indications for TransCon hGH where a long-acting hGH therapy may offer a best-in-class option for patients with rare growth disorders.

TransCon PTH

TransCon PTH is an investigational long-acting prodrug of parathyroid hormone that is designed as a novel replacement therapy for PTH dosed oncedaily to achieve and maintain a steady concentration of PTH in the bloodstream within the normal range, at levels similar to those observed in healthy individuals. TransCon PTH is designed to restore physiologic levels of PTH 24 hours per day, thereby more fully addressing all aspects of the disease including normalizing serum and urinary calcium and serum phosphate levels. Pharmacokinetic data from our Phase 1 trial of TransCon PTH in healthy subjects demonstrated a half-life of approximately 60 hours, supporting an infusion-like profile with daily administration.

Financial Statements	13

With once-daily dosing, we believe this substantial half-life extension of PTH could more closely reflect the physiological levels of PTH observed in healthy individuals thereby maintaining blood calcium levels and normalizing urinary calcium excretion. Pharmacokinetic data from multiple ascending dose cohorts in our Phase 1 trial of TransCon PTH in healthy subjects demonstrated an infusion-like profile of free PTH. By providing steady levels of PTH in the physiological range, we believe TransCon PTH can address the fundamental limitations of short-acting PTH molecules and become a highly differentiated therapy for HP.

Clinical Development of TransCon PTH for Adult Hypoparathyroidism

Our ongoing Phase 2 PaTH Forward Trial evaluated the safety, tolerability and efficacy of three fixed doses (15, 18, or 21 µg per day) of TransCon PTH compared to placebo over a four-week double-blinded period administered by a ready-to-use prefilled pen device. Following the fixed-dose, doubleblind portion, subjects in PaTH Forward entered into a long-term open-label extension (“OLE”) which is evaluating a range of doses intended to cover the range of individual requirements for hormone replacements. The goal of PaTH Forward is to evaluate TransCon PTH control of serum and urinary calcium, identify a starting dose for a pivotal Phase 3 trial, and establish a titration regimen for complete withdrawal of conventional therapy.

In April 2020, we announced top-line data from the four-week fixed dose, double-blinded portion of PaTH Forward, a global Phase 2 trial evaluating the safety, tolerability and efficacy of TransCon PTH in adult subjects with hypoparathyroidism. A total of 59 subjects were randomized in a blinded manner to receive fixed doses of TransCon PTH at 15, 18 or 21 µg/day or placebo for four weeks using a ready-to-use prefilled pen injector planned for commercial presentation. All doses of TransCon PTH were well-tolerated, and no serious or severe treatment-related adverse events (“TEAEs”), were observed at any point. No treatment-emergent adverse events led to discontinuation of study drug, and the overall incidence of TEAEs was comparable between TransCon PTH and placebo. Additionally, there were no drop-outs during the four-week fixed dose period.

In November 2021, we announced week 84 top-line data the Phase 2 PaTH Forward Trial. Preliminary week 84 results from the PaTH Forward OLE demonstrated:

•	Mean serum calcium levels remained stable and in the normal range.

•

All study subjects discontinued active vitamin D supplements in the earliest weeks of the trial and have remained off it since then. In addition, 93% of subjects were taking calcium supplements < 600 mg per day.

•	Mean urinary calcium excretion remained stable and in the normal range.

•

TransCon PTH was well-tolerated at all doses administered. No treatment-related serious or severe adverse events occurred, and no treatment-emergent adverse events (“TEAEs”) led to discontinuation of study drug.

•	njections were well-tolerated using pen injector planned for commercial presentation.

At week-58, quality-of-life and bone mineral density data were collected. The data demonstrated:

•	All mean summary and subdomain SF-36 Health Survey scores continued normalization between week 26 and week 58 despite all mean scores starting below norms at baseline.

•	Bone mineral density Z-scores trended towards normalization and stabilization over 58 weeks in PaTH Forward.

As of February 22, 2022, 57 out of the 59 patients continued in the open-label extension portion of the trial, where they receive a customized maintenance dose of TransCon PTH (6 to 30 µg per day). In addition, all 57 subjects have exceeded two years of follow-up in the PaTH Forward Trial. Two patients withdrew from the trial for reasons unrelated to safety or efficacy of the study drug.

In September 2020, we submitted an amendment to our IND to initiate PaTHway, our global Phase 3 clinical trial evaluating the safety, tolerability and efficacy of TransCon PTH in adults with HP following discussions with FDA and European regulatory authorities. In July 2021, target enrollment in PaTHway was achieved with top-line results expected in the first quarter of 2022. We plan to submit an NDA to FDA on TransCon PTH for Adult Hypoparathyroidism in the third quarter of 2022. In addition, we plan to submit a Marketing Authorization Application (“MAA”) to EMA in the fourth quarter of 2022.

Financial Statements	14

In the second quarter of 2021, we submitted a Clinical Trial Notification (“CTN”) to the MHLW for PaTHway Japan Trial, a Phase 3 trial to evaluate the safety, tolerability, and efficacy of TransCon PTH. In July 2021, the Japanese Pharmaceuticals and Medical Devices Agency accepted the CTN for the PaTHway Japan Trial, a single-arm, Phase 3 trial of TransCon PTH in a minimum of 12 Japanese subjects with HP. Subjects will start with an 18 µg dose of TransCon PTH and be followed over a 26-week period during which they will be titrated to an optimal dose.

In June 2018, we were granted ODD by the FDA, for TransCon PTH for the treatment of for hypoparathyroidism. In October 2020, we were granted OD by the European Commission for TransCon PTH for the treatment of hypoparathyroidism. In July 2021, MHLW granted ODD to TransCon PTH for the treatment of hypoparathyroidism.

Previously, in May 2018, we completed a Phase 1 trial to evaluate the safety tolerability, pharmacodynamics and pharmacokinetics of TransCon PTH in healthy adults. Primary objectives of the trial included assessing the safety and tolerability of single and ten multiple daily doses of TransCon PTH in healthy adults. Secondary objectives of this trial included evaluation of pharmacodynamics, including serum calcium, down regulation of endogenous PTH(1-84), and bone markers; pharmacokinetics following single and multiple daily doses of TransCon PTH; assessment of whether TransCon PTH treatment affects fractional excretion of urinary calcium; and, incidence of anti-PTH and anti-PEG antibodies.

Results of the trial showed that TransCon PTH led to sustained and dose-dependent elevations of serum calcium with low inter-subject variability. This dose-dependent response and low inter-subject variability suggests the ability to titrate and individualize dosing in patients. Following ten repeated doses, free PTH exhibited a flat, infusion-like profile. TransCon PTH was also observed to have the expected effects on renal calcium reabsorption as evaluated by on fractional excretion of calcium, and also down regulation of endogenous PTH(1-84) secretion.

TransCon CNP

TransCon CNP is an investigational long-acting prodrug of C-type natriuretic peptide designed to provide continuous CNP exposure at therapeutic levels with a well-tolerated and convenient once-weekly dose. It is being developed for the treatment of children with achondroplasia. TransCon CNP is designed to provide effective shielding of CNP from neutral endopeptidase degradation in subcutaneous tissue and the blood compartment, minimize binding of CNP to the NPR-C receptor to decrease clearance, reduce binding of CNP to the NPR-B receptor in the cardiovascular system to avoid hypotension, and release unmodified CNP, which is small enough in size to allow effective penetration into growth plates. We believe TransCon CNP offers advantages over shorter-acting CNP and CNP analogs in development that result in high Cmax levels which may cause adverse cardiovascular events. In addition, we expect a more constant CNP exposure at lower Cmax to correlate with better therapeutic outcomes.

Clinical Development of TransCon CNP for Achondroplasia

TransCon CNP is currently being evaluated in a global Phase 2 trial, known as the ACcomplisH Trial, which is designed to evaluate the safety and efficacy of TransCon CNP in children (ages two to ten years) with achondroplasia.

Results from our Phase 1 trial of TransCon CNP in healthy adult subjects supported our target product profile for TransCon CNP. In this Phase 1, double-blind, randomized, placebo-controlled trial, 45 healthy adult subjects were enrolled. Five doses of TransCon CNP were tested sequentially, beginning with the lowest dose: 3, 10, 25, 75 and 150 µg/kilogram. Up to ten subjects in each dose cohort were randomized to receive TransCon CNP or placebo in a 4:1 ratio. After each cohort completed dosing, a Data Safety Monitoring Board reviewed the blinded data to approve escalation to the next higher dose. The primary endpoint was frequency of adverse events after administration of TransCon CNP. Secondary endpoints included additional safety parameters, tolerability and pharmacokinetics.

The results showed TransCon CNP provided continuous exposure to CNP with a pharmacokinetic profile designed to provide efficacy with once-weekly dosing. No serious adverse events were reported in the trial and TransCon CNP was generally well tolerated at doses up to 150 µg/kilogram. Mean orthostatic changes in vital signs appeared unrelated to TransCon CNP exposure and were consistent between placebo and TransCon CNP cohorts. Mean resting blood pressure and heart rate were unchanged from pre-dose at all time points, in all cohorts. Injections were well tolerated in all dose cohorts. No anti-CNP antibodies were detected in any subjects.

Financial Statements	15

Following completion of the Phase 1 trial, and a successful submission of an IND in July 2019, we initiated the Phase 2 ACcomplisH Trial, a randomized, double-blind, placebo-controlled, sequential rising dose trial to evaluate the safety and efficacy of TransCon CNP in approximately 60 children with achondroplasia (ages two to ten years). Subjects are randomized to receive either TransCon CNP or placebo in a 3:1 ratio. The primary efficacy endpoint is annualized height velocity at twelve months. Key secondary and additional endpoints include body proportionality and change in BMI, both evaluated after twelve months of weekly TransCon CNP treatment, and patient reported outcome measures. In December 2021, we announced that enrollment in ACcomplisH Trial was completed and we anticipate top-line results from the Phase 3 trial in the fourth quarter of 2022.

We plan to submit an IND or equivalent in the second quarter of 2022 for the ACcomplisH Infant Trial which will be designed to evaluate the safety and efficacy of TransCon CNP in children with achondroplasia from infants to age two years.

In collaboration with VISEN, we are sponsoring the ACcomplisH China Trial, a randomized, double-blind, placebo-controlled, Phase 2 dose expansion trial to evaluate the safety and efficacy of TransCon CNP in subjects with achondroplasia. The primary endpoint is to evaluate the safety of treatment and its effect on 12-month annualized height velocity. In January 2021, China’s Center for Drug Evaluation (“CDE”) of National Medical Products Administration approved VISEN’s IND application to conduct the ACcomplisH China Trial.

In parallel, we are conducting the ACHieve Study, a multi-center natural history study designed to gain insight into the experiences of pediatric subjects with achondroplasia. ACHieve will study growth velocity, body proportionality, and comorbidities over time of children with achondroplasia up to eight years old. No study medication will be administered.

In February 2019, we were granted ODD by the FDA for TransCon CNP for the treatment of achondroplasia. In August 2020, we received ODD from the European Commission for TransCon CNP for the treatment of achondroplasia.

TransCon Product Candidates – Oncology

We believe prolonging the therapeutic activity and targeting the drug activity to the relevant cell types and tissues have the potential to improve treatment outcomes. We believe TransCon is well-suited to improve cancer treatments given the large number of validated targets with known limitations. By applying our unique algorithm for product innovation to clinically validated targets and pathways, we believe TransCon has the potential to improve outcomes currently limited by suboptimal efficacy and systemic toxicity.

We believe TransCon technologies may have the potential to increase the efficacy of small molecules, peptides and proteins without increasing toxicity, which could offer the potential to treat more patients with new combination and multi-agent regiments than would not otherwise be feasible.

We are currently investigating two clinical-stage product candidates designed to activate the patients’ own immune system to eradicate malignant cells. We believe our approach, if successfully developed, has the potential to optimize the efficacy of systemically administered, clinically validated therapies while limiting adverse effects.

Similarly, with the potential to achieve sustained local release at predictable levels, we believe TransCon product candidates may allow for improved efficacy and reduced dosing frequency of intratumorally administered therapies, potentially enabling treatments of multiple tumor types, including those that cannot be easily accessed for frequent injection.

Development of TransCon Product Candidates in Oncology

Our TransCon product candidates in oncology are designed to provide sustained systemic or intratumoral administration, which we believe could provide potent and durable anti-tumor efficacy. Our nonclinical studies have showed sustained activation of cytotoxic immune cells that resulted in robust anti-tumor responses by TransCon product candidates using infrequent administration. Two of our oncology product candidates, TransCon TLR7/8 Agonist and TransCon IL-2 b/g, are now in clinical development.

Financial Statements	16

•

TransCon TLR7/8 Agonist is an investigational long-acting prodrug, designed for sustained release of resiquimod, a small molecule agonist of Toll-like receptors (“TLR”) 7 and 8. It is designed to provide sustained and potent activation of the innate immune system in the tumor and tumor draining lymph node and to have a low risk of systemic toxicity for weeks or months following a single intratumoral injection. Enrollment continues in the transcendIT-101 Trial for which we submitted an IND in 2020, with top-line data expected from monotherapy and checkpoint combination dose escalation in the third quarter of 2022.

•

TransCon IL-2 b/g is an investigational long-acting prodrug designed to improve cancer immunotherapy through sustained release of an IL-2 variant that selectively activates the IL-2R b/g, with minimal binding to IL-2Rα. The Phase 1/2 IL- beliege Trial evaluating TransCon IL-2 b/g monotherapy in patients with advanced cancer is enrolling. We also aim to dose the first patient in checkpoint combination doseescalation arm of the IL- beliege Trial in the first quarter of 2022, and we expect top-line monotherapy data in the fourth quarter of 2022.

•

We believe that a combination TransCon TLR7/8 Agonist and TransCon IL-2 b/g may have the potential to produce greater anti-tumor activity than either candidate alone. During the fourth quarter of 2022, the Company plans to submit an IND or similar for Phase 2 cohort expansion for combination therapy with TransCon TLR7/8 Agonist and TransCon IL-2 b/g.

We are evaluating additional TransCon product candidates in nonclinical research studies with potential to enhance anti-tumor immune responses for the treatment of multiple tumor types. We are exploring product candidates using both systemic and intratumoral administration as monotherapies and as components of combination regimens. We believe these programs have the potential to make a positive impact to the lives of many patients with cancer.

Strategic Collaborations

We also engage in strategic collaborations to further leverage our TransCon technologies in certain geographies with market-leading biopharmaceutical companies. These collaborations aim to make promising treatment options available to more patients and to further monetize both our TransCon technologies and our internal product candidates, particularly into therapeutic areas where we believe a partner may have more expertise, capability, and capital. In addition, we may choose to pursue a collaboration to develop and market our internal, wholly owned product candidates in geographic markets outside our core focus areas of the United States and Europe.

Impact from COVID-19 Pandemic

The COVID-19 pandemic has affected countries where we are operating, where we have planned or have ongoing clinical trials, and where we rely on third-parties to manufacture preclinical, clinical and commercial supply.

Since COVID-19 started to spread around the world, we have closely monitored the development, and implemented several measures to accommodate impacts on our business, and to ensure the safety of our employees, including:

•	Encouraging employees to work remotely, reduce travel activity and minimize face-to-face meetings;

•	Establishing home offices, and ensuring proper and secure IT infrastructure to improve the safety and efficiency of the remote work environment;

•	Implementing remote visits for patients enrolled in our clinical trials, including ensuring safe delivery of clinical drugs; and

•	Addressing COVID-19 in relation to logistics and manufacturing at Joint Steering Committees with manufacturing partners.

Financial Statements	17

While COVID-19 has an impact on how we work and conduct our activities, we have managed to avoid significant disruptions to our operations. Further, while COVID-19 continues to remain in the global society, we will keep working with COVID-19 measures to accommodate business disruptions and to achieve our strategic objectives. As a participant in the global fight against spreading the virus, we will maintain and further develop precautionary measures within our organization, including, according to official recommendations, encouraging our employees to work remotely, reduce travel activity and minimize face-to-face meetings.

In addition, to accommodate efficient procedures for financial reporting, including internal controls, we have, also before the pandemic, structured our work environment to enable our employees to perform their tasks remotely, as appropriate. Accordingly, it has not been necessary to make material changes to our internal control over financial reporting due to the pandemic.

While COVID-19 has not had a significant impact on our business, COVID-19 presents elevated risks in certain areas, including:

•

In conducting our clinical trials, there is a risk that suppliers experience delays in providing necessary equipment, consumables and services, which could cause temporary delays in clinical trial activities. In addition, there is a risk that patients will elect not to enroll in trials to limit their exposure to medical institutions, which could have a negative impact on clinical trial enrollment and timelines;

•

Global demand for COVID-19 vaccines and treatments could result in contract manufacturers not having sufficient capacity to meet scheduled manufacturing. In addition, sourcing of certain types of raw materials, consumables and equipment could result in scheduled manufacturing being delayed or postponed. We are monitoring the global supply chain and as of the date of this report, we have not experienced material delays due to potential effected supply; and

•	Our commercial launch strategy could be negatively impacted by (i) patients not being able to see their physicians, and (ii) our commercial team not being able to meet with physicians.

We monitor the risks from this pandemic closely, and work with relevant stakeholders to avoid and limit disruptions, and to develop and establish working measures. However, while COVID-19 continues to impact global societies, the uncertainty related to the duration and direction of the pandemic makes the future impact from COVID-19, including the magnitude of any impact on our operational results, highly uncertain and unpredictable.

Financial Statements	18

Financial Review

Consolidated net loss for the year ended December 31, 2021, was €383.6 million, or €7.0 per share (basic and diluted), compared to a consolidated net loss of €419.0 million, or €8.28 per share (basic and diluted) for the year ended December 31, 2020. The results are in line with Management’s expectations.

All employees in Denmark (domicile country) are employed by the Parent Company, and accordingly, neither of the Danish subsidiaries have employees. Furthermore, all external, project related expenses, as well as site costs incurred by foreign subsidiaries are being financed by the Parent Company. All direct related project expenses are invoiced to subsidiaries that holds the license rights for the product candidates. In addition, the Parent Company provide services to subsidiaries, which are disclosed as revenue in the Parent Company’s separate financial statements. All intergroup transactions are made on an arms-length basis and eliminated in the consolidated financial statements.

Accordingly, operating results in the Parent Company highly depends on project related activities in the Group.

Main effects on the consolidated profit or loss, and cash flows are described in the following sections.

Revenue

Revenue for the year ended December 31, 2021, was €7.8 million, an increase of €0.8 million, or 12%, compared to €7.0 million for the year ended December 31, 2020, and comprised sale of clinical supplies, rendering of services, and recognition of internal profit deferred from November 2018 when we entered into license agreements with VISEN. In addition, revenue included commercial sale of SKYTROFA (lonapegsomatropin-tcgd) following the U.S. FDA approval on August 25, 2021. We began shipping products to commercial customers in the fourth quarter of 2021. The increase in revenue was primarily attributable to the sale of commercial products, and higher clinical supply sales, partly offset by a lower amount of license and service revenue from VISEN.

Cost of Sales

Cost of sales was €3.5 million for the year ended December 31, 2021 and comprised cost of commercial products sold, and cost of clinical supply delivered to VISEN. As this was the first year of commercial sales of SKYTROFA (lonapegsomatropin-tcgd), no similar costs were reported for the year ended December 31, 2020.

Research and Development Costs

Research and development costs were €295.9 million for the year ended December 31, 2021, an increase of €35.0 million, or 13%, compared to €260.9 million for the year ended December 31, 2020.

External development costs related to TransCon hGH decreased by €7.4 million compared to the same period last year, primarily due to a positive impact of €53.7 million from reversal of write-down on pre-launch inventories resulted from the U.S. FDA approval of TransCon hGH, known by its brand name SKYTROFA (lonapegsomatropin-tcgd), on August 25, 2021, partly offset by higher cost of manufacturing of product supply, including the cost of upscaling projects with our contract manufacturers, and cost for ongoing clinical trials.

External development costs related to TransCon PTH increased by €7.9 million, reflecting higher costs for clinical trials and clinical supplies, primarily related to our Phase 2 PaTH Forward and our Phase 3 PaTHway clinical trials, increasing costs for manufacturing of validation batches, initial costs of building commercial inventory and device development compared to last year.

External development costs related to TransCon CNP increased by €18.3 million, primarily reflecting an increase in manufacturing costs and clinical trial costs for our Phase 2 ACcomplisH Trial.

External development costs related to our oncology product candidates, primarily TransCon TLR7/8 Agonist and TransCon IL-2 b/g, increased by €7.8 million, reflecting increases in manufacturing costs, as well as higher costs for preclinical and clinical activities as these product candidates progress through the development stages and into manufacturing and clinical trials.

Financial Statements	19

Other research and development costs increased by €8.4 million, primarily driven by an increase in personnel costs of €10.9 million and non-cash share-based payment of €4.4 million due to a higher number of employees in research and development functions. Facility costs increased by €6.3 million, whereas IT costs decreased by €6.9 million and professional fees decreased by €3.4 million. Other costs allocated to research and development functions decreased by a total of €2.9 million, primarily relating to laboratory operations and supplies. Research and development costs included non-cash share-based payment of €37.4 million for the year ended December 31, 2021, compared to €33.0 million for the year ended December 31, 2020.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were €160.2 million for the year ended December 31, 2021, an increase of €83.5 million, or 109%, compared to €76.7 million for the year ended December 31, 2020. The higher expenses were primarily due to an increase in personnel costs of €21.2 million and non-cash share-based payment of €9.2 million for additional commercial and administrative personnel, and an increase in IT costs of €18.3 million, primarily related to the implementation of a new enterprise resource planning system, as well as increases in commercial expenses of €13.9 million, and in professional fees of €9.6 million. Other costs allocated to selling, general and administrative functions increased by a total of €11.3 million, primarily reflecting increased insurance costs of €4.6 million, facility costs of €2.7 million, and travel costs of €1.3 million.

Selling, general and administrative expenses included non-cash share-based payment of €29.4 million for the year ended December 31, 2021, compared to €20.2 million for the year ended December 31, 2020.

Net Profit / (Loss) in Associate

Net profit of associate was €12.0 million for the year ended December 31, 2021, compared to a net loss of €9.5 million for the year ended December 31, 2020. For the year ended December 31, 2021, the net profit of associate comprised a non-cash gain of €42.3 million as a result of the Series B financing in VISEN on January 8, 2021, and our share of loss of €30.3 million. The Series B financing did not change our accounting treatment of VISEN.

Finance Income and Finance Expenses

Finance income was €59.7 million for the year ended December 31, 2021, an increase of € 57.9 million compared to €1.8 million for the year ended December 31, 2020. Finance expenses were €3.9 million for the year ended December 31, 2021, a decrease of €76.9 million compared to €80.8 million for the year ended December 31, 2020. As we hold positions of cash and cash equivalents, and marketable securities in U.S. Dollar, we are affected by exchange rate fluctuations when reporting our financial results in Euro. For the year ended December 31, 2021, we recognized net exchange rate gains when reporting our U.S. Dollar positions in Euro, reflecting positive exchange rate fluctuations, compared to net exchange rate losses recognized for the year ended December 31, 2020, reflecting negative exchange rate fluctuations.

We did not have any interest-bearing debt for any of the periods presented. However, we have accrued interest expenses on lease liabilities in accordance with IFRS 16, “Leases”.

Tax on Profit / (Loss) for the Year

Tax for the year ended December 31, 2021, was a net tax credit of €0.4 million compared to a net tax credit of €0.2 million for the year ended December 31, 2020. Under Danish tax legislation, tax losses may be partly refunded by the tax authorities to the extent such tax losses arise from research and development activities. For the year ended December 31, 2021, the jointly taxed Danish entities had a tax loss, and accordingly were entitled to a tax refund of approximately €0.7 million, partly offset by net tax provisions of €0.3 million in our German and U.S. subsidiaries.

Cash flows from / (used in) Operating Activities

Cash flows used in operating activities for the year ended December 31, 2021, was €417.6 million compared to €271.5 million for the year ended December 31, 2020. The net loss for the year ended December 31, 2021, of €383.6 million included non-cash charges of €67.8 million, comprising share-based payment of €66.8 million, and depreciation and amortization of €15.4 million, partly offset by non-cash revenue of €2.4 million, and net gain from share of profit/(loss) of associate of €12.0 million. In addition, net loss for the year comprises non-operating items from net financial income and expenses, and income taxes of net €54.2 million, primarily related to foreign exchange rate gain from U.S. Dollar denominated cash and cash equivalents, and marketable securities.

Financial Statements	20

Net change in working capital and movement in provisions contributed negatively to cash flows with €47.6 million, primarily due to an increase in inventories of €75.4 million, whereas €53.7 million related to reversal of write-downs of pre-launch inventories, increases in prepayments and receivables of €17.9 million, partly offset by an increase in trade payables, accrued expenses and other payables of €39.2 million, and an increase in contract liabilities of €5.2 million due to unperformed performance obligations under one of the Company’s license agreements. Provisions comprise commercial sales rebates and return obligations, which contributed positively to cash flows with €1.2 million.

Cash Flows from / (used in) Investing Activities

Cash flows used in investing activities for the year ended December 31, 2021, of €110.6 million were primarily related to acquisition of marketable securities of €226.0 million and settlement of marketable securities of €149.9 million. Further, investing activities include acquisition of property, plant and equipment and software development of net €24.3 million, primarily related to leasehold improvements, office equipment as a result of expanding the workforce, and commercial manufacturing machinery. In addition, €10.2 million relates to equity investment of $12.5 million in the Company’s associate, VISEN, as part of VISEN’s $150 million Series B financing.

Cash Flows from / (used in) Financing Activities

Cash flows from financing activities for the year ended December 31, 2021, of €351.4 million were comprised of €367.9 million in net proceeds from our follow-on public offering of ADSs completed in September 2021 and €11.5 million in net proceeds from warrant exercises, partly offset by payments on lease liabilities of €6.4 million and acquisitions of treasury shares, net of transaction costs, of €21.6 million. Details on treasury share are descripted in note 17.

Liquidity and Capital Resources

As of December 31, 2021, we had cash, cash equivalents and marketable securities totaling €789.6 million. We have funded our operations primarily through issuance of our preference shares, ordinary shares and convertible debt securities and payments to us under our collaboration agreements.

Our expenditures are primarily related to research and development activities and general and administrative activities to support our therapeutic areas within endocrinology and oncology. In addition, expenditures relate to building our sales and marketing capabilities, and inventories, to support the ongoing launch of SKYTROFA (lonapegsomatropin-tcgd), as well as preparation for future product launches.

The Company’s Board of Directors has, at the time of approving the financial statements, a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Thus, we continue to adopt the going concern basis of accounting in preparing the financial statements.

Uncertainty Relating to Recognition and Measurement

When preparing the annual report, it is necessary that Management, in accordance with legislative provisions, makes a number of accounting judgements and estimates which form the basis for the annual report. The accounting judgments and estimates made by Management are described in Note 3 “Significant Accounting Judgements and Estimates”.

Risk Management

Business Risks

The Group is exposed to certain risks that are common across the biopharmaceutical industry, including but not limited to risks that pertain to research and development, regulatory approval, commercialization, intellectual property rights and access to financing, and some risks that are specific to the Group’s development programs and technology platform. Some of these risks may significantly affect the Group’s ability to execute its strategy and in order to mitigate such risks, the Group has identified and categorized these risks as critical risks and has a program in place to ensure proactive identification, management and mitigation of such risks.

Financial Statements	21

Financial Risks

We regularly monitor the access to domestic and international financial markets, manage the financial risks relating to our operations, and analyze exposures to risk, including market risk, such as currency risk and interest rate risk, credit risk and liquidity risk. Financial risk management is further described in Note 17 to the consolidated financial statements.

Intellectual Capital Resources

The Company is highly dependent on the skills and capabilities of its employees. Employees are considered one of the most important resources of the Group and Management strives to attract and retain the most qualified employees to ensure continued development of the Company’s technologies and application of these technologies towards improvement of existing treatments for significant disease areas.

The skills, knowledge, experience and motivation of the Company’s employees are essential to the continued development and success of the companies within the Company. The employees of the Company are highly educated, and many have extensive experience within the biopharmaceutical industry and in the development of pharmaceutical products. Management puts great efforts into organizing the highly skilled employees into effective teams across the Company’s geographical locations to take advantage of knowledge and experiences across the various business areas.

Corporate Responsibility

Ascendis Pharma A/S has established a framework of corporate policies and rules which governs compliance by the Company, its employees and business partners with laws and regulations and with the Ascendis Pharma Code of Business Conduct & Ethics.

The Ascendis Pharma A/S Corporate Responsibility Report 2021 defines our compliance with Section 99a (CSR) and Section 99b (Diversity) of the Danish Financial Statements Act.

Find more detailed information in the Ascendis Pharma Corporate Responsibility Report 2021 at: https://investors.ascendispharma.com/financial-and-filings/annual-general-meetings/2021-corporate-social-responsibility-report

Events after the Balance Sheet Date

In February 2022, the Company entered into a facility lease in Germany with an enforceable lease term of 15 years, which is expected to commence in 2025. Subject to terms and conditions and development in interest rates, an initial lease liability and corresponding right-of-use asset of €55.2 million is expected to be recognized at the commencement date.

No other events have occurred after the reporting date that would influence the evaluation of these consolidated financial statements.

Outlook

The Company is applying its innovative TransCon technologies to build a leading, fully integrated, global biopharmaceutical company. To date, we have only generated limited revenue from commercial product sales, in addition to revenue from license fees, the assignment of certain intellectual property rights, research and development services rendered under collaboration agreements, including delivery of clinical supply material, and feasibility studies performed for potential partners. We have limited revenue from commercial product sales of SKYTROFA in the U.S. and are yet to commercially launch Lonapegsomatropin Ascendis Pharma (developed under the name TransCon hGH) in the European Union.

Financial Statements	22

We expect that our operating expenses may increase over the next several years as we expand our research and development efforts and incur additional commercialization expenses. In the coming year, we will continue to expend substantial resources, including costs associated with research and development, conducting preclinical studies, clinical trials, obtaining regulatory approvals, and to sales and marketing of our commercial product.

As a result, although we have begun to receive revenue from commercial product sales, our operating expenses are expected to be significantly higher than this year, and we may incur substantial operating losses for the foreseeable future as we execute our operating plan.

Financial Statements	23

Statements of Profit or Loss and Other Comprehensive Income for the Years Ended December 31

		Group		Parent
(EUR’000)	Notes	2021	2020	2021	2020
Statement of Profit or Loss
Revenue	4	7,778	6,953	86,130	69,112
Cost of sales		3,523	—	934	—

Gross profit		4,255	6,953	85,196	69,112
Research and development costs	6, 11	295,867	260,904	123,254	111,101
Selling, general and administrative expenses	6, 11	160,180	76,669	153,238	70,472

Operating profit/(loss)		(451,792)	(330,620)	(191,296)	(112,461)
Share of profit/(loss) of associate	12	12,041	(9,524)	—	—
Finance income	17	59,718	1,812	82,219	16,662
Finance expenses	17	3,911	80,842	1,294	79,795

Profit/(loss) before tax		(383,944)	(419,174)	(110,371)	(175,594)
Tax on profit/(loss) for the year	9	367	219	206	363

Net profit/(loss) for the year		(383,577)	(418,955)	(110,165)	(175,231)

Attributable to owners of the Company		(383,577)	(418,955)	(110,165)	(175,231)

Basic and diluted earnings/(loss) per share		€(7.00)	€(8.28)	—	—
Number of shares used for calculation (basic and diluted) (1)		54,771,763	50,616,528	—	—

Statement of Comprehensive Income
Net profit/(loss) for the year		(383,577)	(418,955)	(110,165)	(175,231)
Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		3,855	(42)	—	—

Other comprehensive income/(loss) for the year, net of tax		3,855	(42)	—	—

Total comprehensive income/(loss) for the year, net of tax		(379,722)	(418,997)	(110,165)	(175,231)

Attributable to owners of the Company		(379,722)	(418,997)	(110,165)	(175,231)

(1)

A total of 7,085,073 warrants outstanding as of December 31, 2021 (a total of 6,148,004 warrants outstanding as of December 31, 2020) can potentially dilute earnings per share in the future but have not been included in the calculation of diluted earnings per share because they are antidilutive for the periods presented.

Financial Statements	24

Statements of Financial Position as of December 31

		Group		Parent
(EUR’000)	Notes	2021	2020	2021	2020
Assets
Non-current assets
Intangible assets	5, 10	5,272	5,717	1,777	2,222
Property, plant and equipment	5, 11	126,049	108,112	24,096	12,574
Investment in associate	12	38,345	9,176	—	—
Investment in group enterprises	19	—	—	98,906	70,461
Receivables from group enterprises	17	—	—	1,007,874	778,205
Other receivables	17	1,808	1,375	1,205	951
Marketable securities	17	107,561	115,280	107,561	115,280

		279,035	239,660	1,241,419	979,693

Current assets
Inventories	13	75,405	—	71,493	—
Trade receivables	17	2,200	387	—	—
Income tax receivables		893	—	739	—
Other receivables	17	20,093	6,957	10,026	5,554
Prepayments		25,231	13,994	23,247	2,514
Marketable securities	17	235,797	134,278	235,797	134,278
Cash and cash equivalents	17	446,267	584,517	415,363	494,328

		805,886	740,133	756,665	636,674

Total assets		1,084,921	979,793	1,998,084	1,616,367

Equity and liabilities
Equity
Share capital	17	7,646	7,217	7,646	7,217
Distributable equity		875,989	831,494	1,858,030	1,543,978

Total equity		883,635	838,711	1,865,676	1,551,195

Non-current liabilities
Lease liabilities	14, 17	97,966	85,116	15,121	9,715
Contract liabilities	15	2,964	—	—	—
Other liabilities		—	3,162	—	3,162

		100,930	88,278	15,121	12,877

Current liabilities
Lease liabilities	14, 17	6,995	6,859	2,794	2,077
Contract liabilities	15	2,601	363	2,633	5,320
Trade payables and accrued expenses	17	59,417	21,897	55,087	3,117
Payables to group enterprises	17	—	—	29,536	15,340
Other liabilities		29,952	23,384	27,237	26,441
Income tax payables		198	301	—	—
Provisions		1,193	—	—	—

		100,356	52,804	117,287	52,295

Total liabilities		201,286	141,082	132,408	65,172

Total equity and liabilities		1,084,921	979,793	1,998,084	1,616,367

Financial Statements	25

Statements of Changes in Equity

	Group
		Distributable Equity
(EUR’000)	Share Capital	Share Premium	Treasury Shares	Foreign Currency Translation Reserve	Share-based Payment Reserve	Accumulated Deficit	Total
Equity at December 31, 2019	6,443	1,122,097	—	(34)	79,931	(611,323)	597,114

Loss for the year	—	—	—	—	—	(418,955)	(418,955)
Other comprehensive income/(loss), net of tax	—	—	—	(42)	—	—	(42)

Total comprehensive income/(loss)	—	—	—	(42)	—	(418,955)	(418,997)

Transactions with Owners
Share-based payment (Note 7)	—	—		—	53,170	—	53,170
Capital increase	774	638,023	—	—	—	—	638,797
Cost of capital increase	—	(31,373)	—	—	—	—	(31,373)

Equity at December 31, 2020	7,217	1,728,747	—	(76)	133,101	(1,030,278)	838,711

Loss for the year						(383,577)	(383,577)
Other comprehensive income/(loss), net of tax	—	—	—	3,855	—	—	3,855

Total comprehensive income/(loss)	—	—	—	3,855		(383,577)	(379,722)

Transactions with Owners
Share-based payment (Note 7)	—	—	—	—	66,830	—	66,830
Acquisition of treasury shares			(21,605)	—	—	—	(21,605)
Capital Increase	429	398,966	—	—	—	—	399,395
Cost of capital increase	—	(19,974)	—	—	—	—	(19,974)

Equity at December 31, 2021	7,646	2,107,739	(21,605)	3,779	199,931	(1,413,855)	883,635

Financial Statements	26

Statements of Changes in Equity

	Parent
		Distributable Equity
(EUR’000)	Share Capital	Share Premium	Treasury Shares	Foreign Currency Translation Reserve	Share-based Payment Reserve	Accumulated Deficit	Total
Equity at December 31, 2019	6,443	1,122,097	—	(53)	79,931	(142,586)	1,065,832

Loss for the year	—	—	—	—	—	(175,231)	(175,231)
Other comprehensive income/(loss), net of tax	—	—	—	—	—	—	—

Total comprehensive income/(loss)	—	—	—	—	—	(175,231)	(175,231)

Transactions with Owners
Share-based payment (Note 7)	—	—	—	—	53,170	—	53,170
Capital increase	774	638,023	—	—	—	—	638,797
Cost of capital increase	—	(31,373)	—	—	—	—	(31,373)

Equity at December 31, 2020	7,217	1,728,747	—	(53)	133,101	(317,817)	1,551,195

Loss for the year	—	—	—	—	—	(110,165)	(110,165)
Other comprehensive income/(loss), net of tax	—	—	—	—	—	—	—

Total comprehensive income/(loss)	—	—	—	—	—	(110,165)	(110,165)

Transactions with Owners
Share-based payment (Note 7)	—	—	—	—	66,830	—	66,830
Acquisition of treasury shares	—	—	(21,605)	—	—	—	(21,605)
Capital Increase	429	398,966	—	—	—	—	399,395
Cost of capital increase		(19,974)	—	—	—	—	(19,974)

Equity at December 31, 2021	7,646	2,107,739	(21,605)	(53)	199,931	(427,982)	1,865,676

Financial Statements	27

Cash Flow Statements for the Year Ended December 31

	Group
(EUR’000)	2021	2020
Operating activities
Net profit/(loss) for the year	(383,577)	(418,955)
Reversal of finance income	(59,718)	(1,812)
Reversal of finance expenses	3,911	80,842
Reversal of tax charge	(367)	(219)
Increase/ (decrease) in provisions	1,193	—
Adjustments for non-cash items:
Non-cash consideration regarding revenue	(2,365)	(3,499)
Share of profit/(loss) of associate	(12,041)	9,524
Share-based payment	66,830	53,170
Depreciation	14,946	9,448
Amortization	445	—
Changes in working capital:
Inventories	(75,405)	—
Receivables	(6,659)	(1,996)
Prepayments	(11,238)	(6,357)
Contract liabilities (deferred income)	5,202	(495)
Trade payables, accrued expenses and other payables	39,186	7,884

Cash flows generated from/(used in) operations	(419,657)	(272,465)
Finance income received	3,697	1,326
Finance expenses paid	(1,841)	(1,504)
Income taxes received/ (paid)	152	1,095

Cash flows from/(used in) operating activities	(417,649)	(271,548)

Investing activities
Investment in associate	(10,187)	—
Acquisition of property, plant and equipment	(23,704)	(19,860)
Reimbursement from acquisition of property, plant and equipment	—	5,054
Development expenditures (software)	(530)	(1,692)
Purchase of marketable securities	(226,038)	(537,752)
Settlement of marketable securities	149,880	263,051

Cash flows from/(used in) investing activities	(110,579)	(291,199)

Financing activities
Payment of principal portion of lease liabilities	(6,429)	(4,774)
Proceeds from exercise of warrants	11,537	26,882
Net proceeds from follow-on public offerings	367,884	580,542
Acquisition of treasury shares, net of transaction costs	(21,605)	—

Cash flows from/(used in) financing activities	351,387	602,650

Increase/(decrease) in cash and cash equivalents	(176,841)	39,903

Cash and cash equivalents at January 1	584,517	598,106
Effect of exchange rate changes on balances held in foreign currencies	38,591	(53,492)

Cash and cash equivalents at December 31	446,267	584,517

Cash and cash equivalents include
Bank deposits	441,736	581,872
Short-term marketable securities	4,531	2,645

Cash and cash equivalents at December 31	446,267	584,517

Pursuant to section 86(4) of the Danish Financial Statements Act, the parent company has not prepared a cash flow statement as this is included in the cash flow statement for the group.

Financial Statements	28

Notes to the Financial Statements

Note 1 – General Information

Ascendis Pharma A/S, together with its subsidiaries, is applying its innovative TransCon technologies to build a leading, fully integrated, global biopharmaceutical company. Ascendis Pharma A/S was incorporated in 2006 and is headquartered in Hellerup, Denmark. Unless the context otherwise requires, references to the “Company,” “we,” “us,” and “our”, refer to Ascendis Pharma A/S and its subsidiaries.

The address of the Company’s registered office is Tuborg Boulevard 12, DK-2900 Hellerup, Denmark. The Company’s registration number in Denmark is 29918791.

On February 2, 2015, the Company completed an initial public offering (“IPO”), which resulted in the listing of American Depositary Shares (“ADSs”), representing the Company’s ordinary shares, under the symbol “ASND” in the United States on The Nasdaq Global Select Market.

The Company’s Board of Directors approved these financial statements on March 2, 2022, and the financial statements can be obtained from cvr.dk.

Financial Statements	29

Note 2 – Summary of Significant Accounting Policies

Basis of Preparation

The consolidated financial statements are prepared in accordance with the International Financial Reporting Standards (“IFRS”),as issued by the International Accounting Standards Board (“IASB”), and as adopted by the European Union (“EU”). The financial statements include additional disclosures for reporting class C large sized enterprises as required by the Danish Executive Order on Adoption of IFRS as issued in accordance with the Danish Financial Statements Act.

The accounting policies applied when preparing the consolidated financial statements are described in detail below and are applied for all entities. Significant accounting judgements and sources of estimation uncertainties used when exercising the accounting policies are described in Note 3 “Significant Accounting Judgements, Estimates and Assumptions”.

These consolidated financial statements have been prepared under the historical cost convention, apart from certain financial instruments that are measured at fair value at initial recognition.

Changes in Accounting Policies and Disclosures

Several amendments to and interpretations of IFRS applied for the first time in 2021, have not had an impact on the accounting policies applied by the Company. Thus, the accounting policies applied when preparing these financial statements have been applied consistently to all the periods presented.

Going Concern

The Company’s Board of Directors has, at the time of approving the financial statements, a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Thus, the Company continues to adopt the going concern basis of accounting in preparing the consolidated financial statements.

Basis of Consolidation

The consolidated financial statements include the parent company, Ascendis Pharma A/S, and all enterprises over which the parent company has control. Control of an enterprise exists when the Company has exposure, or rights to, variable returns from its involvement with the enterprise and has the ability to control those returns through its power over the enterprise. Accordingly, the consolidated financial statements include Ascendis Pharma A/S and the subsidiaries listed in Note 19 “Investment in Group Enterprises”.

Consolidation Principles

Subsidiaries, which are enterprises the Company control at the reporting date, are fully consolidated from the date upon which control is transferred to the Company. They are deconsolidated from the date control ceases.

Control over an enterprise is reassessed if facts and circumstances indicate that there are changes to one or more of the three elements of control, respectively:

•	The contractual arrangement(s) with the other vote holders of the enterprise;

•	The Company’s voting rights and potential voting rights; and

•	Rights arising from other contractual arrangements.

All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between group enterprises are eliminated in full on consolidation.

Subsidiaries apply accounting policies in line with the Company’s accounting policies. When necessary, adjustments are made to bring the entities’ accounting policies in line with those of the Company.

Financial Statements	30

Investment in Associates

An associate is an entity over which the Company has significant influence over financial and operational decisions but without having control or joint control. The Company’s associate is accounted for using the equity method. Under the equity method, the associate is initially recognized at cost. Thereafter, the carrying amount of the investment is adjusted to recognize changes in the Company’s share of net assets of the associate since the acquisition or establishment date.

The consolidated statements of profit or loss include the Company’s share of result after tax of the associate. Transactions between the associate and the Company are eliminated proportionally according to the Company’s interest in the associate. Unrealized gains and losses resulting from transactions between the Company and its associate is eliminated to the extent of the Company’s interest in the associate.

On each reporting date, the Company determines whether there is objective evidence that the associate is impaired. If there is such evidence, the amount of impairment is calculated as the difference between the recoverable amount of the associate and its carrying amount. Any impairment loss is recognized in the consolidated statements of profit or loss.

Foreign Currency

Functional and Presentation Currency

Items included in the consolidated financial statements are measured using the functional currency of each Group entity. Functional currency is the currency of the primary economic environment in which the entity operates. The financial statements are presented in Euros (“EUR”), which is also the functional currency of the parent company.

Translation of Transactions and Balances

On initial recognition, transactions in currencies other than the individual entity’s functional currency are translated applying the exchange rate in effect at the date of the transaction. Receivables, payables and other monetary items denominated in foreign currencies that have not been settled at the reporting date are translated using the exchange rate in effect at the reporting date.

Exchange rate differences that arise between the rate at the transaction date and the rate in effect at the payment date, or the rate at the reporting date, are recognized in profit or loss as finance income or finance expenses. Property, plant and equipment, intangible assets and other non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as of the dates of the initial transactions.

Currency Translation of Group Enterprises

When subsidiaries or associates present their financial statements in a functional currency other than EUR, their statements of profit or loss are translated at average exchange rates. Balance sheet items are translated using the exchange rates at the reporting date. Exchange rate differences arising from translation of foreign entities’ balance sheet items at the beginning of the year to the reporting date exchange rates as well as from translation of statements of profit or loss from average rates to the exchange rates at the reporting date are recognized in other comprehensive income. Similarly, exchange rate differences arising from changes that have been made directly in a foreign subsidiary’s equity are recognized in other comprehensive income.

Business Combinations

Newly acquired or newly established subsidiaries are recognized in the consolidated financial statements from the time of acquiring or establishing such enterprises. Time of acquisition is the date on which the Company obtains control over the enterprise.

When acquiring new enterprises over which the Company obtains control, the acquisition method is applied. Under this method, assets, liabilities and contingent liabilities of these enterprises are identified and measured at fair value as of the acquisition date.

Financial Statements	31

Restructuring costs are only recognized in the pre-acquisition balance sheet if they constitute a liability of the acquired enterprise. Allowance is made for the tax effect of the adjustments made.

The acquisition price for an enterprise consists of the fair value of the consideration paid for the acquired enterprise. Costs that are attributable to the acquisition of the enterprise are recognized in the consolidated statement of profit or loss when incurred.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired are all recorded as goodwill.

Goodwill is subject to an annual impairment test. Impairment is calculated as the difference between the recoverable amount of the cash-generating unit that the goodwill relates to, and its carrying amount. Any impairment loss is recognized in the consolidated statement of profit or loss in a separate line item.

Revenue

Revenue from Commercial Sale of Products

Revenue is recognized when the customer has obtained control of the goods and it is probable that the Company will collect the consideration to which it is entitled for transferring the goods. Control is transferred upon delivery.

Revenue is measured at the contractual sales price, reflecting the consideration received or receivable from customers, net of value added taxes, and provisions for a variety of sales deductions including prompt pay discounts, shelf stock adjustments and applicable sales rebates attributed to various commercial arrangements, managed healthcare organizations, and government programs such as Medicaid and the 340B Drug Pricing Program(chargebacks), and co-pay arrangements. In addition, goods are principally sold under a “sale-or-return” basis, where customers may return products in line with the Company’s return policy. Sales deductions and product returns are considered variable consideration and are estimated at the time of sale using the expected value method. The amount of variable consideration that is included in the transaction price may be constrained and is included in the net contractual price only to the extent that it is probable that a significant reversal will not occur.

Unsettled sales rebates and product returns are recognized as provisions when timing or amount is uncertain. Payable amounts that are absolute are recognized as other liabilities. Sales discounts and rebates that are payable to customers are off-set in trade receivables.

Other Revenue

Other revenue is primarily generated from collaboration and license agreements. In addition, other revenue is generated from feasibility studies for potential partners to evaluate if TransCon technologies enable certain advantages for their product candidates of interest. Such feasibility studies are often structured as short-term agreements with fixed fees for the work that the Company performs.

When contracts with customers are entered into, the goods and/or services promised in the contract are assessed to identify distinct performance obligations. A promise in the agreement is considered a distinct performance obligation if both of the following criteria are met:

•

the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct); and

•

the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the goods or service is distinct within the context of the contract).

Under collaboration, license, and other agreements that contain multiple promises to the customer, the promises are identified and accounted for as separate performance obligations if these are distinct. If promises are not distinct, those goods or services are combined with other promised goods or services until a bundle of goods or services that is distinct is identified.

Financial Statements	32

The transaction price in the contract is measured at fair value and reflects the consideration the Company expects to be entitled to in exchange for those goods or services. In the transaction price, variable consideration, including milestone payments, is only included to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The transaction price is allocated to each performance obligation according to their stand-alone selling prices and is recognized when control of the goods or services are transferred to the customer, either over time or at a point in time, depending on the specific terms and conditions in the contracts.

Other revenue is stated net of value added taxes, and discounts.

Research and Development Costs

Research and development costs consist primarily of manufacturing costs, preclinical and clinical study costs and costs for process optimizations and improvements performed by Clinical Research Organizations (“CROs”) and Contract Manufacturing Organizations (“CMOs”), salaries and other personnel costs including pension and share-based payment, the cost of facilities, professional fees, cost of obtaining and maintaining the Company’s intellectual property portfolio, and depreciation of non-current assets used in research and development activities.

Research costs are incurred at the early stages of the drug development cycle from the initial drug discovery and include a variety of preclinical research activities in order to assess potential drug candidates in non-human subjects, prior to filing an Investigational New Drug Application (“IND”), or equivalent. Research costs are recognized in the consolidated statement of profit or loss when incurred.

Development activities relate to activities following an IND or equivalent, and typically involves a single product candidate undergoing a series of studies to illustrate its safety profile and effect on human beings prior to obtaining the necessary approval from the appropriate authorities. Development activities comprise drug candidates undergoing clinical trials starting in phase I (first time drug is administrated in a small group of humans), and further into Phase II and III, which include administration of drugs in large patient groups. Following, and depending on clinical trial results, a Biologic License Application(“BLA”) may be submitted to the authorities, to apply for marketing approval, which, with a positive outcome will permit the Company to market and sell the drug products. Long-term extension trials may be ongoing following submission of a BLA.

Development costs also include manufacturing costs related to validation batches, or process performance qualification batches on development product candidates, and write-downs of inventories manufactured for late-stage development product candidates prior to marketing approval being obtained (pre-launch inventories).

Due to the risk related to the development of pharmaceutical products, the Company cannot estimate the future economic benefits associated with individual development activities with sufficient certainty until the development activities have been finalized and the necessary market approval of the final product has been obtained. As a consequence, all development costs are recognized in the statement of profit or loss when incurred.

Selling, General and Administrative Expenses

Selling, general and administrative expenses comprise salaries and other personnel costs including pension and share-based payment, office supplies, cost of facilities, professional fees, and depreciation of non-current assets related to such activities, and commercial activities. Selling, general and administrative expenses are recognized in the consolidated statement of profit or loss when incurred.

Financial Statements	33

Share-based Incentive Programs

Share-based incentive programs comprise warrant programs and Restricted Stock Unit programs (“RSU-programs”) and are classified as equity-settled share-based payment transactions.

The cost of equity-settled transactions is determined by the fair value at the date of grant. For warrant programs, the fair value of each warrant granted is determined using the Black-Scholes valuation model. For RSU-programs, the fair value of each RSU granted is equal to the average share price on the date of grant of the underlying ADS.

The cost is recognized together with a corresponding increase in equity over the period in which the performance and/or service conditions are fulfilled (i.e., the vesting period). The fair value determined at the grant date of the equity-settled share-based payment is expensed on a straight-line basis over the vesting period for each tranche, based on the best estimate of the number of equity instruments that will ultimately vest. No expense is recognized for grants that do not ultimately vest.

Where an equity-settled grant is cancelled other than upon forfeiture when vesting conditions are not satisfied, the grant is treated as if it vested on the date of the cancellation, and any expense not yet recognized for the grant is recognized immediately.

Where the terms and conditions for an equity-settled grant is modified, the services measured at the grant date fair value over the vesting period are recognized, subject to performance and/or service conditions that was specified at the initial grant date(s). Additionally, at the date of modification, unvested grants are re-measured and any increase in the total fair value is recognized over the vesting period. If a new grant is substituted for the cancelled grant and designated as a replacement grant on the date that it is granted, the cancelled and new grants are treated as if they were a modification of the original grant.

Any social security contributions payable in connection with the grant or exercise of the warrants are recognized as expenses when incurred. The assumptions used for estimating the fair value of share-based payment transactions are disclosed in Note 7 “Share-based Payment”.

The Parent Company, together with its subsidiaries have entered into group share-based payment arrangements. The Parent Company incurs share-based payment transactions, whereas, subsidiaries receive the services, and the Parent Company incur an obligation to settle the transaction with the subsidiaries. While the obligations are settled in the Parent Company’s own equity instruments, group share-based payments are in the Parent Company’s separate financial statements recognized as cost of investment in subsidiaries with a corresponding increase in equity over the vesting period.

Finance Income and Expenses

Finance income and expenses comprise interest income and expenses and realized and unrealized exchange rate gains and losses on transactions denominated in foreign currencies.

Interest income and interest expenses are stated on an accrual basis using the principal and the effective interest rate. The effective interest rate is the discount rate that is used to discount expected future cash payments or receipts through the expected life of the financial asset or financial liability to the amortized cost (the carrying amount), of such asset or liability.

Income Taxes

Tax for the year, which consists of current tax for the year and changes in deferred tax, is recognized in the statement of profit or loss by the portion attributable to the profit or loss for the year and recognized directly in equity or other comprehensive income by the portion attributable to entries directly in equity and in other comprehensive income. The current tax payable or receivable is recognized in the statement and consolidated statement of financial position, stated as tax computed on this year’s taxable income, adjusted for prepaid tax.

When computing the current tax for the year, the tax rates and tax rules enacted or substantially enacted at the reporting date are used. Current tax payable is based on taxable profit or loss for the year. Taxable profit or loss differs from net profit or loss as reported in the consolidated statement of profit or loss because it excludes items of income or expense that are taxable or deductible in prior or future years. In addition, taxable profit or loss excludes items that are never taxable or deductible.

Financial Statements	34

Deferred tax is recognized according to the balance sheet liability method of all temporary differences between carrying amounts and tax-based values of assets and liabilities, apart from deferred tax on all temporary differences occurring on initial recognition of goodwill or on initial recognition of a transaction which is not a business combination, and for which the temporary difference found at the time of initial recognition neither affects profit or loss nor taxable income.

Deferred tax liabilities are recognized on all temporary differences related to investments in subsidiaries and/or associates, unless the Company is able to control when the deferred tax is realized, and it is probable that the deferred tax will not become due and payable as current tax in the foreseeable future.

Deferred tax assets, including the tax base of tax loss carry forwards, are recognized in the statement of financial position at their estimated realizable value, either as a set-off against deferred tax liabilities or as net tax assets for offset against future positive taxable income. Deferred tax assets are only offset against deferred tax liabilities if the entity has a legally enforceable right to offset, and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same tax jurisdiction. Deferred tax is calculated based on the planned use of each asset and the settlement of each liability, respectively.

Deferred tax is measured using the tax rates and tax rules in the relevant countries that, based on acts in force or acts in reality in force at the reporting date are expected to apply when the deferred tax is expected to crystallize as current tax. Changes in deferred tax resulting from changed tax rates or tax rules are recognized in the consolidated statement of profit or loss unless the deferred tax is attributable to transactions previously recognized directly in equity or other comprehensive income. In the latter case, such changes are also recognized in equity or other comprehensive income. On every reporting date, it is assessed whether sufficient taxable income is likely to arise in the future for the deferred tax asset to be utilized.

Intangible Assets

Goodwill

Goodwill acquired in a business combination is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests over the net identifiable assets acquired and liabilities assumed.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is not amortized but is subject to impairment testing at least on a yearly basis. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units, or group of cash-generating units, that are expected to benefit from the synergies of the combination. Each cash-generating unit or group of cash-generating units to which goodwill is allocated represent the lowest level within the Company at which the goodwill is monitored for internal management purposes.

Software

Software assets comprise administrative applications and serve general purposes to support the Company’s operations.

Development costs that are directly attributable to the design, customization, implementation, and testing of identifiable and unique software assets controlled by the Company are recognized as intangible assets from the time that; (1) the software asset is clearly defined and identifiable; (2) technological feasibility, adequate resources to complete, and an internal use of the software asset can be demonstrated; (3) the expenditure attributable to the software asset can be measured reliably; and (4) the Company has the intention to use the software asset internally. The Company does not capitalize software with no alternative use, or where economic benefit depends on marketing approvals of drug candidates and where marketing approvals have not been obtained.

Financial Statements	35

Following initial recognition of the development expenditure as an asset, the asset is carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when the development is complete, and the asset is available for use. Software assets are amortized over the period of expected future benefits. Amortization is recognized in research and development costs, and selling, general and administrative expenses, as appropriate. During the period of development, the asset is tested for impairment, at least annually, or if there are indications that the asset is impaired. Expenditures, that do not meet the criteria above are recognized as an expense as incurred.

Other Intangible Assets

Intangible assets comprise acquired intellectual property rights in the form of patents and licenses, which are measured at cost less accumulated amortization and accumulated impairment losses. Cost comprises the acquisition price and costs directly attributable to the acquisition of the asset. The amortization period is determined based on the expected economic and technical useful life of the asset, and amortization is recognized on a straight-line basis over the expected useful life of 5-10 years depending on the planned use of the specific asset and the lifetime of the patents protecting the intellectual property rights. Subsequent costs to maintain the intangible assets are recognized as expenses in the period to which they relate.

Property, Plant and Equipment

Property, plant and equipment primarily comprises leasehold improvements, office facilities, and process equipment and tools which are located at CMOs. Property, plant and equipment also includes right-of-use assets. Please refer to the section “Leases”.

Property, plant and equipment is measured at cost less accumulated depreciation and impairment losses. Cost comprises the acquisition price, costs directly attributable to the acquisition and preparation costs of the asset until the time when it is ready to be used in operation. Subsequent costs are included in the carrying amount of the asset or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the assets will flow to the Company and the costs of the items can be measured reliably. All repair and maintenance costs are charged to the consolidated statement of profit or loss during the financial periods in which they are incurred.

Plant and equipment acquired for research and development activities with alternative use, which is expected to be used for more than one year, is capitalized and depreciated over the estimated useful life as research and development costs. Plant and equipment acquired for research and development activities, which has no alternative use, is recognized as research and development costs when incurred.

If the acquisition or use of the asset involves an obligation to incur costs of decommissioning or restoration of the asset, the estimated related costs are recognized as a provision and as part of the relevant asset’s cost, respectively.

The basis for depreciation is cost less estimated residual value. The residual value is the estimated amount that would be earned if selling the asset today net of selling costs, assuming that the asset is of an age and a condition that is expected after the end of its useful life. Cost of a combined asset is divided into smaller components, with such significant components depreciated individually if their useful lives vary. Depreciation commences when the asset is available for use, which is when it is in the location and condition necessary for it to be capable of operating in the manner intended.

Depreciation is calculated on a straight-line basis, based on an asset’s expected useful life, being within the following ranges:

Process plant and machinery	5-10 years
Other equipment	3-5 years
Leasehold improvements	3-11 years
Right-of-use assets	2-11 years

Depreciation methods, useful lives and residual amounts are reassessed at least annually.

Property, plant and equipment is written down to the lower of recoverable amount and carrying amount, as described in the “Impairment” section below.

Financial Statements	36

Depreciation and impairment losses of property, plant and equipment is recognized in the consolidated statement of profit or loss as cost of sales, research and development costs or as selling, general and administrative expenses, as appropriate.

Gains and losses on disposal of property, plant and equipment are recognized in the statement and consolidated statement of profit or loss at its net proceeds, as either other income or other expenses, as appropriate.

Investments in Group Enterprises – Parent Company

Investments in group enterprises are recognized and measured at cost. Investments that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as of the dates of the initial transactions.

Investments are written down to the lower of recoverable amount and carrying amount which is further described below in the section “Impairment”.

Impairment

The recoverable amount of goodwill and development projects in progress (software assets) is estimated annually irrespective of any recorded indications of impairment. Property, plant and equipment and finite-lived intangible assets are reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash inflows, or cash-generating units, which for goodwill represent the lowest level within the enterprise at which the goodwill is monitored for internal management purposes. Prior impairments of non-financial assets, other than goodwill, are reviewed for possible reversal at each reporting date.

Investments in Group Enterprises – Parent Company

Investments in group enterprises are recognized and measured at cost. Investments that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as of the dates of the initial transactions.

Investments are written down to the lower of recoverable amount and carrying amount which is further described below in the section “Impairment”.

Inventories

Inventories comprise raw materials, work in progress and finished goods. Work in progress and finished goods comprise service expenses incurred at CMOs, raw materials consumed, incremental storage and transportation, other direct materials, and a proportion of manufacturing overheads based on normal operation capacity.

Inventories are measured at the lower of cost incurred in bringing it to its present location and condition, and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale. Production processes are complex, where actual yields and consumptions are sensitive to a wide variety of manufacturing conditions. Work in progress and finished goods are measured under a standard cost method that takes into account normal levels of consumption, yields, labor, efficiency and capacity utilization. Standard cost variances are reviewed regularly and adjusted to ensure inventories approximate actual cost of production.

If net realizable value is lower than cost, a write-down is recognized as the excess amount by which cost exceeds net realizable value, as part of cost of sales when incurred. The amount of reversal of write-down of inventories arising from an increase in net realizable value is recognized as a reduction in cost of sales in the period in which the reversal occurs.

Financial Statements	37

Manufacturing of pre-launch inventories are initiated for late-stage product candidates where manufacturing costs are recognized as inventories. However, since pre-launch inventories are not realizable prior to obtaining marketing approval, pre-launch inventories are immediately written down to zero through research and development costs. If marketing approval is obtained, prior write-downs of pre-launch inventories are reversed through research and development costs.

Cost of inventories is recognized as part of cost of sales in the period in which the related revenue is recognized.

Receivables

Receivables comprise trade receivables, income tax receivables and other receivables.

Trade receivables are classified as financial assets at amortized cost, as these are held to collect contractual cash flows and thus give rise to cash flows representing solely payments of principal and interest. Trade receivables are initially recognized at their transaction price and subsequently measured at amortized cost. Income tax receivables and other receivables related to deposits, VAT and other indirect taxes are measured at cost less impairment. Carrying amounts of receivables usually equals their nominal value less provision for impairments.

Prepayments

Prepayments comprise advance payments relating to a future financial period. Prepayments are measured at cost.

Marketable Securities

Marketable securities may comprise government bonds, treasury bills, commercial papers, and other securities traded on established markets.

At initial recognition (trade-date), contractual terms of individual securities are analyzed to determine whether these give rise on specified dates to cashflows that are solely payments of principal and interest on the principal outstanding. This assessment is referred to as the SPPI-test. All marketable securities held at the reporting date have passed the SPPI-test.

Marketable securities are initially recognized at fair value at trade-date, and subsequently measured at amortized cost under the effective interest method. Interest income is recognized as finance income in the consolidated statement of profit or loss. Marketable securities are subject to impairment test to accommodate expected credit loss. Gains and losses are recognized as finance income or expenses in the consolidated statement of profit or loss when the specific security or portfolio of securities is derecognized, modified or impaired.

Marketable securities, having maturity profiles of three months or less after the date of acquisition are presented as cash equivalents in the consolidated statements of financial position, where securities having maturities of more than three months after the date of acquisition are presented separately as marketable securities as current (i.e., those maturing within twelve months after the reporting date) or non-current assets, as appropriate.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash and on-demand deposits with financial institutions, and highly liquid marketable securities with a maturity of three months or less after the date of acquisition (trade date). Cash and cash equivalents are measured at amortized cost.

Financial Statements	38

Allowance for Expected Credit Losses on Financial Assets

Financial assets comprise receivables (excluding receivables relating to VAT, other indirect tax and income tax), marketable securities and cash and cash equivalents. Impairment of financial assets is determined on the basis of a forward-looking Expected Credit Loss (“ECL”) Model. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and the cash flows expected to be received, discounted by an approximation of the original effective interest rate.

For receivables, a simplified approach in calculating ECLs is applied. Therefore, changes in credit risks are not tracked, but instead, a loss allowance based on lifetime ECL is assessed at each reporting date. Lifetime ECLs are assessed on historical credit loss experience, adjusted for forward-looking factors specific to the counterparts and the economic environment.

For cash, cash equivalents and marketable securities, ECLs are assessed for credit losses that result from default events that are possible within the next twelve months (12-month ECL). Credit risk is continuously tracked and monitored in order to identify significant deterioration. For those credit exposures for which there have been a significant increase in credit risk since initial recognition, an allowance is recognized for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default.

Shareholders’ Equity

The share capital comprises the nominal amount of the parent company’s ordinary shares, each at a nominal value of DKK 1, or approximately €0.13. All shares are fully paid.

Share premium comprises the amounts received, attributable to shareholders’ equity, in excess of the nominal amount of the shares issued at the parent company’s capital increases, reduced by any expenses directly attributable to the capital increases. Under Danish legislation, share premium is an unrestricted reserve that is available to be distributed as dividends to a company’s shareholders. Also, under Danish legislation, the share premium reserve can be used to offset accumulated deficits.

Treasury shares reserve comprise own equity instrument which are recognized at cost and included within equity. No gain or loss is recognized in profit or loss on the purchase, sale, transfer or cancellation of the Company’s own equity instruments. The treasury shares reserve is part of unrestricted reserves and accordingly, reduce the amount available to be distributed as dividends to the Company’s shareholders.

Foreign currency translation reserve includes exchange rate adjustments relating to the translation of the results and net assets of foreign operations from their functional currencies to the presentation currency. The accumulated reserve of a foreign operation is reclassified to the consolidated statement of profit or loss at the time the Company loses control, and thus cease to consolidate such foreign operation. The foreign currency translation reserve is an unrestricted reserve that is available to be distributed as dividends to the Company’s shareholders.

Share-based payment reserve represents the corresponding entries to the share-based payment recognized in the consolidated statement of profit or loss, arising from warrant programs and restricted stock units programs. The share-based payments reserve is an unrestricted reserve that is available to be distributed as dividends to the Company’s shareholders.

Retained earnings (accumulated deficit) represents the accumulated profits or losses from the Company’s operations. A positive reserve is available to be distributed as dividends to the Company’s shareholders.

Leases

Right-of-use Assets

Right-of-use assets are recognized at the lease commencement date, defined as the date the underlying asset is available for use. Right-of-use assets are measured at cost, less any accumulated depreciations and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets include the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any incentives received. In addition, right-of-use assets also include an estimate of costs to be incurred by the Company in dismantling or restoring the underlying asset to the condition required by the terms and condition of the lease.

Financial Statements	39

Right-of-use assets are presented as part of property, plant and equipment, and depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

Lease Liabilities

At the lease commencement date, lease liabilities are recognized and measured at the present value of fixed lease payments and variable lease payments that depend on an index or a rate, whereas variable lease payments and payments related to non-lease components are excluded. Variable lease payments that do not depend on an index or a rate are recognized as expenses in the consolidated statement of profit or loss when incurred.

When interest rates implicit in the lease contracts are not readily available, the present value of lease payments are calculated by applying the incremental borrowing rate of the relevant entity holding the lease. Following the commencement date, the incremental borrowing rate is not changed unless the lease term is modified, or if the lease payments are modified and this modification results from a change in floating interest rates. From the lease commencement date and over the lease term, the carrying amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in lease term, or a change in lease payments, including changes to future payments resulting from a change in an index used to determine such lease payments.

Provisions

Provisions comprise unsettled sales reductions and product returns regarding sale of commercial products where amount or timing of payment is uncertain.

Provisions for commercial sales rebates, attributed to various commercial arrangements, managed healthcare organizations, and government programs such as Medicare, Medicaid and the 340B Drug Pricing Program (“chargebacks”), and co-pay arrangements are recognized when the related sales takes place and measured using the expected value method. Payable amounts for managed healthcare organizations, government programs and chargebacks are generally settled within 90-180 days from the transaction date.

Provisions for estimated product returns are measured according to gross sales value based on the expected product returns.

Trade Payables and Accrued Expenses

Trade payables and accrued expenses are measured at amortized cost.

Other Liabilities

Other liabilities comprise payables to public authorities short-term employee benefits, and sales rebates . Other liabilities are measured at their net-realizable values.

Contract Liabilities

Contract liabilities comprise deferred income from collaboration agreements and license agreements, where consideration received does not match the individual deliverables with respect to amount and satisfied performance obligations.

Contract liabilities are measured at the fair value of the consideration received and is recognized as revenue in the consolidated statement of profit or loss when the relevant performance obligation, to which the deferred income relates, is satisfied.

Financial Statements	40

Cash Flow Statement

The cash flow statement shows cash flows from operating, investing and financing activities as well as cash and cash equivalents at the beginning and the end of the financial year.

Cash flows from operating activities are presented using the indirect method and calculated as the profit or loss adjusted for non-cash items, working capital changes as well as finance income, finance expenses and income taxes paid.

Cash flows from investing activities include payments in connection with acquisitions, development, improvement and sale, etc., of intangible assets, property, plant and equipment, group enterprises and associates . In addition, investing activities include acquisition and settlement of marketable securities.

Cash flows from financing activities comprise payments related to lease liabilities, and changes in the share capital and treasury shares of Ascendis Pharma A/S and related costs.

The effect of exchange rate changes on cash and cash equivalents held or due in a foreign currency is presented separately from cash flows from operating, investing and financing activities. Cash flows in currencies other than the functional currency are recognized in the cash flow statement, using the average exchange rates.

Cash and cash equivalents comprise cash and on-demand deposits with financial institutions, and highly liquid marketable securities with a maturity of three months or less after the date of acquisition (trade-date).

Basic Earnings per Share

Basic Earnings per Share (“EPS”) is calculated as the consolidated net income or loss from continuing operations for the period divided by the weighted average number of ordinary shares outstanding. The weighted average number of shares takes into account the weighted average effect of changes in treasury shares during the year.

Diluted Earnings per Share

Diluted EPS is calculated as the consolidated net income or loss from continuing operations for the period divided by the weighted average number of ordinary shares outstanding adjusted for the weighted average effect of changes in treasury shares during the year, and the dilutive effect of outstanding warrants. If the consolidated statement of profit or loss shows a net loss, no adjustment is made for the dilutive effect, as such effect would be antidilutive.

New International Financial Reporting Standards Not Yet Effective

The IASB has issued, and the EU has adopted, a number of new or amended standards, which have not yet become effective. Therefore, these new standards have not been incorporated in these financial statements. The financial statements are not expected to be affected by such new or improved standards.

Financial Statements	41

Note 3 – Significant Accounting Judgements, Estimates and Assumptions

In the application of the Company’s accounting policies, management is required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Judgements, estimates and assumptions applied are based on historical experience and other factors that are relevant, and which are available at the reporting date. Uncertainty concerning estimates and assumptions could result in outcomes, that require a material adjustment to assets and liabilities in future periods.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively. While the application of critical accounting estimates is subject to material estimation uncertainties, management’s ongoing revisions of critical accounting estimates have not revealed any material impact in any of the years presented in the financial statements.

Judgements

Critical accounting judgements which have a material impact on the financial statements are described in the following sections.

Other Revenue

Other revenue is primarily generated from collaboration and license agreements, which typically involve multiple promises, and thus require significant judgements by management on certain areas including:

•	Determining whether the promises in the agreements are distinct performance obligations;

•	Identifying and constraining variable consideration in the transaction price including milestone payments;

•	Allocating transaction price to identified performance obligations based on their relative stand-alone selling prices; and

•	Determining whether performance obligations are satisfied over time, or at a point in time.

Three license agreements with the Company’s associate VISEN Pharmaceuticals (“licensee”), grant the licensee exclusive rights to develop, manufacture, and commercialize patented product candidates in Greater China, including the right to grant sub-licenses to third parties. In addition to granting exclusive rights, the Company agreed to provide clinical supply and development services to VISEN.

Critical judgements relating to specific revenue transactions are described below.

Classification of License Agreements

Collaboration and license agreements within the Company’s industry are often structured so that each party contributes its respective skills in the various phases of a development project, and significant judgement is required by management to determine whether such agreements comprise customer/supplier relationship or joint arrangements where parties share risks and rewards.

It has been concluded that no joint control exists for the Company’s license agreements and the parties do not have any financial obligations on behalf of each other. Accordingly, since neither of the license agreements are considered to be joint arrangements, these are classified as contracts with customers.

Identifying Performance Obligations

In determination of the performance obligations and allocation of the transaction price, the stand-alone values of the promises and the Company’s responsibility in the development activities have been considered. Since licensed product candidates are all in phase 1 clinical trials or later stages of development, the licensee can benefit from each promise in the contract either on their own or together with readily available resources. Accordingly, licenses, development services, and clinical trial supplies are all considered distinct performance obligations.

Financial Statements	42

Classification of Licenses as “Right-to-Use” or “Right-to-Access”

Management has considered whether the Company is obligated or expected to perform research and development activities that significantly affect the licensee’s ability to benefit from product candidates. Since licensed products are patented drug formulas, future activities performed by the Company do not affect their stand-alone functionalities. Accordingly, all three licenses have been classified as “right-to-use”, with revenue recognized at the point in time, where licensee is granted access to the intellectual property.

Internally Generated Intangible Assets

Development of Drug Candidates

IAS 38, “Intangible Assets” prescribes that intangible assets arising from development projects must be recognized in the statements of financial position if the criteria for capitalization are met. That means (1) that the development project is clearly defined and identifiable; (2) that technological feasibility, adequate resources to complete and a market for the product or an internal use of the project can be documented; (3) that the expenditure attributable to the development project can be measured reliably; and (4) that the Company has the intent to produce and market the product. Such an intangible asset shall be recognized if it can be demonstrated that the future income from the development project will exceed the aggregate cost of development, production, sale and administration of the product.

Due to the risk associated with drug development, future income from development projects related to drug candidates cannot be determined with sufficient certainty until the development activities have been completed and the necessary marketing approvals have been obtained. Accordingly, the Company does not recognize internally generated intangible assets at this time.

Leases

Determination of Lease Term

Certain lease arrangements include contractual rights (not obligations) to either extend the lease after the initial term, or not to terminate the lease within the enforceable lease term, i.e., periods where lessor cannot terminate the lease. Those options cover periods in the range from two to ten years in addition to the non-cancellable periods. Significant judgement is required by management to determine whether it is reasonably certain to exercise an extension option, or not to exercise a termination option, upon occurrence of an event of change in circumstances, that is within the control of the Company.

Estimates and Assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below.

Revenue and Provisions

Provision for Sales Rebates and Product Returns

Sales rebates and product returns are considered variable consideration and constraint to the extent that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties associated with the rebate item is subsequently resolved, or for product returns, when the sold products are distributed to patients.

Provisions for unsettled sales rebates and product returns are estimated on the basis of a percentage of sales as defined by individual agreements and contracts, and for government rebates by individual state- and plan agreements. Further input in the calculations is based on payer channel mix, current contract prices under eligible programs, patient groups and current inventory levels in the distribution channels. Provisions are adjusted to absolute amounts and recognized as other liabilities when estimated sales rebates and returns are processed.

Financial Statements	43

Share-Based Payment

Warrant Compensation Costs

IFRS 2, “Share-Based Payment” requires an entity to reflect in its statement of profit or loss and financial position, the effects of share-based payment transactions. Warrant compensation costs are recognized as cost of sales, research and development costs or selling, general and administrative expenses, as appropriate, over the vesting period, based on management’s best estimate of the number of warrants that will ultimately vest, which is subject to uncertainty.

Warrant compensation costs are measured according to the grant date fair values of the warrants granted. Estimating fair values requires the Company to apply generally accepted valuation models and apply these models consistently according to the terms and conditions of the specific warrant program. Under all warrant programs, the Black-Scholes option-pricing model has been applied to determine the fair value of warrants granted. Subjective judgements and assumptions, which are subject to estimation uncertainties, need to be exercised in determining the appropriate input to the valuation model. These inputs include expected volatility of the Company’s share price for a historic period equaling the expected lifetime of the warrants, reflecting the assumption that the historical volatility over a period similar to the life of the warrants is indicative of future trends. In 2021, the Company has for the first time, in connection with determining the grant date fair value of warrants and accordingly, warrant compensation costs, applied the price of the Company’s ADSs, each representing one ordinary share of the Company, as input for expected volatility. Until December 31, 2020, the expected volatility was calculated using a simple average of daily historical data of comparable publicly traded companies, as the Company did not have sufficient data for the volatility of the Company’s own share price. Please refer to Note 7 “Share-based Payment”, for additional details on the Company’s warrant program and option-pricing model input.

Warrant compensation cost recognized in the consolidated statement of profit or loss was €66.1 million, and €53.2 million for the years ended December 31, 2021, and 2020 respectively.

Prepayments and Accruals

Project Development Costs

Development of drug candidates requires significant resources, and establishment of long-term working relationships with CROs and CMOs. Work performed by CROs and CMOs and other project suppliers, often comprise deliveries for more than one reporting period, and where payment terms for contractual work not necessarily reflect the stage of completion of the individual projects and activities. Accordingly, determination of the stage of completion for ongoing project activities include estimation uncertainties as future efforts to complete the specific activity may be difficult to predict.

On each reporting date, all significant ongoing activities are reviewed to determine the stage of completion and compared to the invoices received. Accruals are recognized for individual projects where stage of completion exceeds costs of invoices received. Similarly, prepayments are recognized for invoiced costs in excess of the stage of completion. The Company has implemented accrual calculation models and policies, to ensure that consistent accrual procedures are applied, and includes analyzing significant project stages and payment structures, comparing project milestones to planned performance, and revisiting prior periods estimates.

As of December 31, 2021, the consolidated statement of financial position included prepaid project costs of €8.0 million and accrued project costs of €23.5 million, compared to €10.5 million and €17.0 million, respectively, as of December 31, 2020.

Financial Statements	44

Note 4 – Revenue

Revenue from commercial sale of products relates to sale of SKYTROFA® (lonapegsomatropin-tcgd) on the U.S. Market, which is sold to specialty pharmacies and specialty distributors (“commercial customers”). Customer payment terms are typically 30 days from the transaction date. SKYTROFA (lonapegsomatropin-tcgd) was approved by the U.S. Food and Drug Administration on August 25, 2021, and the Company began shipping products to commercial customers in the fourth quarter of 2021.

In addition, other revenue is generated primarily from three license agreements, which were entered into in 2018. The licenses grant VISEN Pharmaceuticals (“VISEN”), exclusive rights to develop and commercialize TransCon hGH, TransCon PTH and TransCon CNP in Greater China. As consideration, the Company has received up-front, non-refundable, non-cash consideration of $40.0 million in form of 50% ownership in VISEN (Ownership at December 31, 2021 was 43.93%).

Revenue has been recognized in the statements of profit or loss with the following amounts:

	Group		Parent
(EUR’000)	2021	2020	2021	2020
Revenue from external customers
Commercial sale of products	943	—	865	—
Rendering of services	751	2,140	77,579	63,425
Sale of clinical supply	3,719	2,206	—	—
Licenses	2,365	2,607	7,686	5,687

Total revenue	7,778	6,953	86,130	69,112

Attributable to
Commercial customers	943	—	—	—
Collaboration partners and license agreements(1)	6,835	6,953	—	—
Group enterprises	—	—	86,130	69,112

Total revenue	7,778	6,953	86,130	69,112

Specified by timing of recognition
Recognized over time	751	2,140	77,579	63,425
Recognized at a point in time	7,027	4,813	8,551	5,687

Total revenue	7,778	6,953	86,130	69,112

Specified per geographical location
North America	6,856	2,679	—	—
China	922	4,274	—	—
Denmark (domicile country)	—	—	86,130	69,112

Total revenue	7,778	6,953	86,130	69,112

(1)

Revenue from collaboration partners and license agreements includes recognition of previously deferred revenue/internal profit from associate of €2.4 million and €3.5 million for the years ended December 31, 2021, and 2020 respectively. Revenue from one collaboration partner amounted to 95% of total revenue from collaboration partners and license agreements.

Financial Statements	45

Note 5 – Segment Information

The Company is managed and operated as one business unit. No separate business areas or separate business units have been identified in relation to product candidates or geographical markets. Accordingly, except for entity wide disclosures, no information on business segments or geographical markets is disclosed. Entity wide disclosures regarding revenue are included in Note 4 “Revenue”.

The Company’s intangible assets and property, plant and equipment located by country are specified below, and defines the Company’s non-current segment assets:

	Group
(EUR’000)	2021	2020
Non-current segment assets
Denmark (domicile country)	29,656	20,288
North America	91,755	85,476
Germany	9,910	8,065

Total non-current segment assets	131,321	113,829

Investment in associate	38,345	9,176
Marketable securities	107,561	115,280
Other receivables	1,808	1,375

Total non-current assets	279,035	239,660

The Parent Company has no non-current segment assets outside Denmark (domicile country).

Financial Statements	46

Note 6 – Employee costs

	Group		Parent
(EUR’000)	2021	2020	2021	2020
Employee costs
Wages and salaries	104,583	77,374	43,722	34,180
Share-based payment	66,830	53,170	38,386	31,315
Pension costs (defined contribution plans)	2,416	943	1,187	846
Social security costs	4,571	5,358	236	140

Total employee costs	178,400	136,845	83,531	66,481

Included in the profit or loss
Cost of sales	1,380	—	1,380	—
Research and development costs	106,558	92,468	51,763	42,728
Selling, general, and administrative expenses	70,462	44,377	30,388	23,753

Total employee costs	178,400	136,845	83,531	66,481

Average number of employees	573	410	252	186

Key Management Personnel comprises the Board of Directors, the Executive Board and Non-executive Senior Management. Compensation to Key Management Personnel comprises salaries, participation in annual bonus schemes, and share-based compensation. Share-based compensation is elaborated in further details in the section “Share-based Payment”.

Compensation to Key Management Personnel included within total employee costs is summarized below:

					Non-executive Senior
	Board of Directors (1)		Executive Board (2)		Management
(EUR’000)	2021	2020	2021	2020	2021	2020
Compensation to Key Management
Personnel
Wages and salaries	296	250	2,699	2,372	5,547	5,272
Share-based payment	2,032	1,913	8,770	6,359	14,906	13,912
Pensions (defined contribution plans)	—	—	23	—	120	89
Social security costs	—	—	49	100	60	122

Total Compensation to Key Management Personnel	2,328	2,163	11,541	8,831	20,633	19,395

(1)	The Board of Directors comprised six to seven persons in 2021. At December 31, 2021, the Board of Directors comprised six persons. For 2020 the Board of Directors comprised seven persons.
(2)	The Executive Board comprised two to four persons in 2021. At December 31, 2021, the Executive Board comprised four persons. For 2020 and the Executive Board comprised two persons.

Financial Statements	47

Note 7 – Share-based Payments

As an incentive to employees, members of the Board of Directors and select consultants, Ascendis Pharma A/S has established warrant programs and, since December 2021, Restricted Stock Unit programs (“RSU programs”), which are equity-settled share-based payment transactions.

Restricted Stock Unit Program

Restricted Stock Units (“RSUs”) are granted by the Board of Directors in accordance with authorizations given to it by the shareholders of Ascendis Pharma A/S to the Executive Board, select employees and members of the Board of Directors (“RSU holders”) in accordance with the Company’s Restricted Stock Unit Program adopted in December 2021. Further, RSUs may be granted to select consultants. One RSU represents a right for the RSU-holder to receive one ADS of Ascendis Pharma A/S upon vesting if the vestpageing conditions are met or waived by the Board of Directors at its discretion. ADSs underlying RSUs are treasury shares that have been repurchased in the market and, upon vesting, the Company may at its sole discretion choose to make a cash settlement instead of delivering ADSs.

Vesting Conditions

RSUs granted vest over a predetermined service period, and accordingly require RSU-holders to be employed, or provide a specified period of service. RSUs vest over three years with 1/3 of the RSUs vesting on each anniversary date from the date of grant, and in the case of RSUs granted to the Company’s Chief Executive Officer, subject to the achievement of performance conditions as determined by the Company’s Board of Directors. RSUs generally cease to vest from the date of termination of employment, or for Board of Directors, termination of board membership, whereas unvested RSUs will lapse. In addition, vesting may be contingent upon additional vesting criteria (non-market performance conditions). The Board of Directors may at its discretion and on an individual basis decide to deviate from the vesting conditions, including, decide to accelerate vesting in the event of termination of employment or board membership, as applicable.

No later than 30 days after each vesting date, the Company transfers the applicable number of ADSs corresponding to the vested RSUs to the RSU-holders. In addition, the Company is in certain tax jurisdictions obligated to withhold tax and settle with the relevant tax authority on behalf of the RSU-holder, in which case a number of ADSs equaling the applicable taxes and social contributions are withheld by the Company.

Adjustments

RSU-holders are entitled to an adjustment of the number of RSUs granted, applicable in the event of certain corporate changes, including among other events, increases or decreases to the share capital at a price below or above market value, the issuance of bonus shares, and changes in the nominal value of each share. In addition, The RSU program contains provisions to accelerate vesting, or compensate with grant of new equity instruments, in the event of restructuring events including change in control events.

RSU Activity

RSUs were granted for the first time in December 2021. The following table specifies the number of RSUs granted, their fair value at grant date, and outstanding RSUs at December 31, 2021:

	Total	Fair Value
	RSUs	EUR
Outstanding at January 1, 2021	—	—

Granted, December 2021	148,148	123.46
Outstanding at December 21	148,148	123.46

Vested at reporting date	—	—

Financial Statements	48

Warrant program

Warrants are granted by the Board of Directors in accordance with authorizations given to it by the shareholders of Ascendis Pharma A/S to all employees, members of the Board of Directors and select consultants (“warrantholders”). Each warrant carries the right to subscribe for one ordinary share of a nominal value of DKK 1. The exercise price is fixed at the fair market value of the Company’s ordinary shares at the time of grant as determined by the Board of Directors. Vested warrants may be exercised in two or four annual exercise periods as described below. Apart from exercise prices and exercise periods, the programs are similar.

Vesting Conditions

Warrants granted vest over a predetermined service period, and accordingly require warrantholders to be employed, or provide a specified period of service. Warrants generally cease to vest from the date of termination in the event that (i) the employee terminates the employment contract and the termination is not a result of breach of the employment terms by the Company, or (ii) in the event that the Company terminates the employment contract, and the employee has given the Company good reason to do so. In relation to board members, the vesting shall cease on the termination date of the board membership regardless of the reason. In relation to consultants, the vesting shall cease on the termination date of the consultancy relationship. The warrantholder will, however, be entitled to exercise vested warrants in the first exercise period after termination.

In the event that the employment contract is terminated, and the employee has not given the Company good reason to do so, the warrantholder may keep the right to continued vesting and exercise of warrants as if the employment was still in effect. In such case, any expense not yet recognized for the outstanding warrants is recognized immediately.

Warrants granted 2012 until November 2021

Warrants granted from 2012 until November 2021, generally vest over 48 months with 1/48 of the warrants vesting per month from the date of grant. However, effective from January 2015, certain warrants granted to board members vest over 24 months with 1/24 of the warrants vesting per month from the date of grant.

Warrants granted from December 2021

For warrants granted to employees and consultants, 25% of the warrants vest one year after the date of grant, and the remaining 75% of the warrants granted vest over 36 months, with 1/36 of the warrants vesting per month, from one year after the date of grant.

For warrants granted to board members upon the board members accession, 25% of the warrants granted vest one year after the date of grant, and the remaining 75% of the warrants granted shall vest over 36 months, with 1/36 per month from one year after the date of grant. Regarding subsequent grants of warrants to board members, 50 % of the warrants vest one year after the date of grant, and the remaining 50% of the warrants vest over 12 months, with 1/12 per month from one year after the date of grant.

Exercise Periods

Vested warrants may be exercised during certain exercise periods each year, within certain periods after publication of earnings data of a fiscal quarter, interim and annual reports.

For outstanding warrants granted in the period 2012 to 2014, there are two annual exercise periods. For outstanding warrants granted in November 2014 in connection with the Preference D financing, there are four annual exercise periods. For these outstanding warrants, the last exercise period is 21 days from and including the day after the publication of the interim report for the first half of 2023.

For outstanding warrants granted in December 2015 and later, there are four annual exercise periods.

Warrants expire ten years after the grant date. Warrants not exercised by the warrantholder during the last exercise period shall become null and void without further notice or compensation or payment of any kind to the warrantholder.

Financial Statements	49

If the warrantholder is a consultant, advisor or board member, the exercise of warrants is conditional upon the warrantholder’s continued service to the Company at the time the warrants are exercised. If the consultant’s, advisor’s or board member’s relationship with the Company should cease without this being attributable to the warrantholder’s actions or omissions, the warrantholder shall be entitled to exercise vested warrants in the pre-defined exercise periods.

Adjustments

Warrantholders are entitled to an adjustment of the number of warrants issued and/or the exercise price applicable in the event of certain corporate changes. Events giving rise to an adjustment include, among other things, increases or decreases to our share capital at a price below or above market value, the issuance of bonus shares, changes in the nominal value of each share, and payment of dividends in excess of 10% of the Company’s equity.

Warrant Activity

The following table specifies number and weighted average exercise prices of, and movements in warrants during the year:

		Weighted
		Average
	Total	Exercise
	Warrants	Price EUR
Outstanding at January 1, 2020	5,820,211	46.36

Granted during the year	1,485,931	137,57
Exercised during the year (1)	(905,395)	30.56
Forfeited during the year	(252,743)	64.99
Expired during the year	—	—

Outstanding at December 31, 2020	6,148,004	69.97

Vested at the reporting date	3,044,827	37.29

Granted during the year	1,445,981	122.03
Exercised during the year(1)	(312,296)	38.43
Forfeited during the year	(196,616)	119.58
Expired during the year	—	—

Outstanding at December 31, 2021	7,085,073	80.30

Vested at the reporting date	4,022,011	52.63

(1)	The weighted average share price (listed in $) at the date of exercise was €124.62 and €128.32 for the years ended December 31, 2021, and 2020, respectively.

As of December 31, 2021, the Board of Directors was authorized to grant up to 1,316,588 additional warrants to employees, board members and select consultants without preemptive subscription rights for the shareholders of Ascendis Pharma A/S.

Financial Statements	50

The following table specifies the weighted average exercise prices and weighted average remaining contractual life for outstanding warrants at December 31, 2021, per grant year.

		Weighted	Weighted
		Average	Average
	Number of	Exercise	Life
	Warrants	Price EUR	(months)
Granted in 2012 – 2017	2,059,718	20.96	53
Granted in 2018	1,209,072	54.52	82
Granted in 2019	1,071,441	97.23	93
Granted in 2020	1,310,094	137.89	104
Granted in 2021	1,434,748	122.03	118

Outstanding at December 31, 2021	7,085,073	80.30	87

At December 31, 2021, the exercise prices of outstanding warrants under the Company’s warrant programs range from €6.48 to € 145.50 depending on the grant dates. The range of exercise prices for outstanding warrants was €6.48 to €145.50 for the year ended December 31, 2020.

The weighted average remaining life for outstanding warrants was 91 months for the financial year ended December 31, 2020.

Warrant Compensation Costs

Warrant compensation costs are recognized in the statements of profit or loss over the vesting period of the warrants granted.

Warrant compensation costs are determined with basis in the grant date fair value of the warrants granted and recognized over the vesting period. Fair value of the warrants is calculated at the grant dates by use of the Black-Scholes Option Pricing model with the following assumptions: (1) an exercise price equal to the estimated market price of the Company’s shares at the date of grant; (2) an expected lifetime of the warrants determined as a weighted average of the time from grant date to date of becoming exercisable and from grant date to expiry of the warrants; (3) a risk-free interest rate equaling the effective interest rate on a Danish government bond with the same lifetime as the warrants; (4) no payment of dividends; and (5) ) an expected volatility using the Company’s own share price (from 2021).

The following table summarizes the input to the Black-Scholes Option Pricing model and the calculated fair values for warrant grants in 2021 and 2020:

	2021	2020
Expected volatility	48 – 49%	52 – 55%
Risk-free interest rate	(0.54) – (0.27)%	(0.93) – (0.32)%
Expected life of warrants (years)	6.0	5.05 – 7.10
Weighted average exercise price	€122.03	€137.57
Fair value of warrants granted in the year	€45.91 – 64.28	€48.43 – 75.77

Financial Statements	51

Note 8 – Principal Accountant Fees and Services

The following table sets forth, for each of the years indicated, the fees billed by the Company’s independent public accountants and the proportion of each of the fees out of the total amount billed by the accountants.

	Group
(EUR’000)	2021	2020
Principal accountant fees and services
Audit fees	771	599
Tax fees	87	104
All other fees	13	22

Total principal accountant fees and services	871	725

Note 9 – Tax on Profit/Loss for the Year and Deferred Tax

	Group		Parent
(EUR’000)	2021	2020	2021	2020
Tax on profit/(loss) for the year:
Current tax (expense)/income	367	219	206	363

	367	219	206	363

Tax for the year can be explained as follows:
Profit/(loss) before tax	(383,944)	(419,174)	(110,371)	(175,594)

Tax at the Danish corporation tax rate of 22%	84,468	92,218	24,282	38,631

Tax effect of:
Non-deductible costs	(14,800)	(11,815)	(8,470)	(7,007)
Additional tax deductions	17,117	24,564	5,294	12,999
Impact from associate	3,169	(1,326)	—	—
Other effects including effect of different tax rates	305	2,673	193	896
Deferred tax asset, not recognized	(89,892)	(106,095)	(21,093)	(45,156)

Tax on profit/(loss) for the year	367	219	206	363

Effective tax rate	(0.10)%	(0.05)%	(0.19)%	(0.21)%

	Group		Parent
(EUR’000)	2021	2020	2021	2020
Specification of Deferred Tax Assets
Tax deductible losses	313,011	227,234	94,847	73,432
Other temporary differences	12,856	7,726	1,476	1,741
Deferred tax asset, not recognized	(325,867)	(234,960)	(96,323)	(75,173)

Total Deferred Tax Assets at December, 31	0	0	0	0

No changes to deferred tax have been recognized in the statements of profit or loss for 2021 or 2020. Deferred tax assets have not been recognized in the statements of financial position due to uncertainty relating to future utilization. Deferred tax assets can be carried forward without timing limitations.

The Company had tax losses carried forward of €1,437.0 million (Parent Company: €431,1 million) and 1,043.8 million (Parent Company: €1,002.9 million) at December 31, 2021, and December 2020, respectively. Tax losses can be carried forward infinitely, where certain limitations exist for amounts to be utilized each year.

Financial Statements	52

Under Danish tax legislation, tax losses may be partly refunded by the tax authorities to the extent such tax losses arise from research and development activities. For the year ended December 31, 2021, the jointly taxed Danish entities had a negative taxable income, and accordingly were entitled to a tax refund of approximately € 0.7 million for each of the years ended December 31, 2021, and 2020, respectively. The Company is entitled to additional tax deductions determined by annual warrants, exercised by employees. For the year ended December 31, 2021, the Company was entitled to additional tax deductions with a tax value of €4.8 million, compared to €16.3 million for the year ended December 31, 2020. The Company is entitled to future tax deductions, which depends on the timing and amounts of warrant exercises, and accordingly, future additional tax deductions are subject to uncertainties. Please refer to Note 7 “Share-based Payment”, regarding descriptions of warrant programs.

The parent company Ascendis Pharma A/S is jointly taxed with its Danish subsidiaries. The current Danish corporation tax is allocated between the jointly taxed Danish companies in proportion to their taxable income (full absorption with refunds for tax losses). These companies are taxed under the on-account tax scheme.

Financial Statements	53

Note 10 – Intangible Assets

	Group
(EUR’000)	Goodwill	Software	Total
Cost
At January 1, 2020	3,495	—	3,495
Additions	—	2,222	2,222
Disposals	—	—	—
Foreign exchange translation	—	—	—

At December 31, 2020	3,495	2,222	5,717

Additions	—	—	—
Disposals	—	—	—
Foreign exchange translation	—	—	—

At December 31, 2021	3,495	2,222	5,717

Accumulated amortization and impairments
At January 1, 2020	—	—	—
Amortization charge	—	—	—
Impairment charge	—	—	—
Disposals	—	—	—
Foreign exchange translations	—	—	—

December 31, 2020	—	—	—

Amortization charge	—	(445)	(445)
Impairment charge	—	—	—
Disposals	—	—	—
Foreign exchange translations	—	—	—

At December 31, 2021	—	(445)	(445)
Carrying amount
At December 31, 2020	3,495	2,222	5,717

At December 31, 2021	3,495	1,777	5,272

Financial Statements	54

	Parent
	Acquired
	intellectual
(EUR’000)	Software	property	Total
Cost
At January 1, 2020	—	1,326	1,326
Additions	2,222	—	2,222
Disposals	—	—	—
Foreign exchange translation	—	—	—

At December 31, 2020	2,222	1,326	3,548

Additions	—	—	—
Disposals	—	—	—
Foreign exchange translation	—	—	—

At December 31, 2021	2,222	1,326	3,548

Accumulated amortization and impairments
At January 1, 2020	—	(1,326)	(1,326)
Amortization charge	—	—	—
Impairment charge	—	—	—
Disposals	—	—	—
Foreign exchange translations	—	—	—

December 31, 2020	—	(1,326)	(1,326)

Amortization charge	(445)	—	(445)
Impairment charge	—	—	—
Disposals	—	—	—
Foreign exchange translations	—	—	—

At December 31, 2021	(445)	(1,326)	(1,771)
Carrying amount
At December 31, 2020	2,222	—	2,222

At December 31, 2021	1,777	—	1,777

At the reporting date, no internally generated intangible assets from development of pharmaceutical drug candidates have been recognized. Thus, all related research and development costs incurred for the years ended December 31, 2021, and 2020, were recognized in the consolidated statements of profit or loss.

Goodwill relates to the acquisition of Complex Biosystems GmbH (now Ascendis Pharma GmbH) in 2007. Goodwill was calculated as the excess amount of the purchase price to the fair value of identifiable assets acquired, and liabilities assumed at the acquisition date. Ascendis Pharma GmbH was initially a separate technology platform company but is now an integral part of the Company’s research and development activities. Accordingly, it is not possible to look separately at Ascendis Pharma GmbH when considering the recoverable amount of the goodwill. Goodwill is monitored and tested for impairment on a consolidated level as the Company is considered to represent one cash-generating unit. Goodwill is tested for impairment on an annual basis at December 31, or more frequently, if indications of impairment are identified. There have been no impairments recognized in any of the periods presented.

The recoverable amount of the cash-generating unit is determined based on an estimation of the Company’s fair value less costs of disposal. The fair value of goodwill has been determined after taking into account the market value of the Company’s ADSs as of the reporting date. The computation of the market value including an estimation of selling costs, significantly exceeded the carrying amount of the net assets, leaving sufficient value to cover the carrying amount of goodwill. Considering the excess value, no that no further assumptions are deemed relevant to be applied in determining whether goodwill is impaired.

Amortization charges are recognized through general and administrative expenses.

Financial Statements	55

Note 11 – Property, Plant and Equipment

	Group
(EUR’000)	Plant and Machinery	Other Equipment	Leasehold Improvements	Right-of- Use Assets	Total
Cost
At January 1, 2020	8,038	3,944	4,288	40,119	56,389
Additions	7,169	1,635	4,849	64,582	78,235
Disposals	(296)	(221)	(14)	—	(531)
Foreign exchange translation	(289)	(183)	(588)	(5,135)	(6,195)

December 31, 2020	14,622	5,175	8,535	99,566	127,898

Additions	2,810	3,386	8,780	10,812	25,788
Disposals	(772)	(10)	—	(1,040)	(1,822)
Foreign exchange translation	286	271	752	6,797	8,106

At December 31, 2021	16,946	8,822	18,067	116,135	159,970

Accumulated depreciation
At January 1, 2020	(3,971)	(1,563)	(558)	(5,228)	(11,320)
Depreciation charge	(1,030)	(956)	(605)	(6,857)	(9,448)
Disposals	204	191	7	—	402
Foreign exchange translation	16	41	22	501	580

December 31, 2020	(4,781)	(2,287)	(1,134)	(11,584)	(19,786)

Deprecation charge	(1,499)	(1,200)	(1,284)	(10,963)	(14,946)
Disposals	772	10	—	1,040	1,822
Foreign exchange translation	(19)	(70)	(70)	(852)	(1,011)

At December 31, 2021	(5,527)	(3,547)	(2,488)	(22,359)	(33,921)

Carrying amount:
At December 31, 2020	9,841	2,888	7,401	87,982	108,112

At December 31, 2021	11,419	5,275	15,579	93,776	126,049

Assets under construction amounts to €1.9 million and €2.3 million at December 21, 2021, and 2020, respectively. Of total additions, €2.1 million and €1.0 million was unpaid at December 31, 2021, and 2020, respectively.

Depreciation charges are specified below:

	Group
(EUR’000)	2021	2020
Depreciation charges
Cost of sales	252	—
Research and development costs	10,102	7,311
Selling, general and administrative expenses	4,592	2,137

Total depreciation charges	14,946	9,448

Financial Statements	56

	Parent
(EUR’000)	Plant and Machinery	Other Equipment	Leasehold Improvements	Right-of- Use Assets	Total
Cost
At January 1, 2020	—	1,858	—	12,537	14,395
Additions	—	87	240	2,842	3,169
Disposals	—	(59)	—	—	(59)
Foreign exchange translation	—	—	—	—	—

At December 31, 2020	—	1,886	240	15,379	17,505

Additions	2,926	506	2,671	8,346	14,449
Disposals	—	—	—	—	—
Foreign exchange translation	—	—	—	—	—

At December 31, 2021	2,926	2,392	2,911	23,725	31,954

Accumulated depreciation
At January 1, 2020	—	(742)	—	(1,903)	(2,645)
Depreciation charge	—	(414)	—	(1,931)	(2,345)
Disposals	—	59	—	—	59

December 31, 2020	—	(1,097)	—	(3,834)	(4,931)

Deprecation charge	(52)	(353)	(146)	(2,376)	(2,927)
Disposals	—	—	—	—	—

At December 31, 2021	(52)	(1,450)	(146)	(6,210)	(7,858)

Carrying amount
At December 31, 2020	—	789	240	11,545	12,574

At December 31, 2021	2,874	942	2,765	17,515	24,096

Depreciation charges are specified below:

	Parent
(EUR’000)	2021	2020
Depreciation charges
Cost of sales	252	—
Research and development costs	1,952	1,758
Selling, general and administrative expenses	723	587

Total depreciation charges	2,927	2,345

Financial Statements	57

Note 12 —Investment in Associates

VISEN is a private Company with business activities within development, manufacturing and commercialization of endocrinology rare disease therapies in Greater China. The Company’s interest in VISEN is accounted for as an associate using the equity method in the consolidated financial statements as the Company has determined that it has significant influence but not joint control.

The Company has granted VISEN exclusive rights to develop and commercialize TransCon hGH, TransCon PTH and TransCon CNP in Greater China, and as consideration for the granting of such rights has received a 50% ownership of VISEN’s issued and outstanding shares. The other investors contributed, in aggregate, $40.0 million in cash as their consideration for remaining 50% ownership. On January 8, 2021, the Company entered into an equity investment of $12.5 million as part of VISEN’s $150 million Series B financing. Following VISEN’s Series B financing, the Company retained 43.93% of VISEN’s issued and outstanding shares. As a result, a non-cash gain of €42.3 million was recognized in the consolidated statement of profit or loss as part of Share of profit/(loss) of associate. The Series B financing did not changed the accounting treatment of VISEN.

The following table illustrates the summarized relevant financial information of VISEN:

	VISEN Pharmaceuticals
Principal place of business:	China

	Group
(EUR’000)	2021	2020
Statement of profit or loss
Profit/(loss) for the year from continuing operations	(69,283)	(19,049)

Total comprehensive income	(69,306	(19,049)

Statement of financial position
Non-current assets	16,599	16,635
Current assets	130,825	20,373

Total assets	147,424	37,008

Equity	135,333	33,708
Non-current liabilities	1,545	152
Current liabilities	10,546	3,148

Total equity and liabilities	147,424	37,008

Company’s share of equity before eliminations	59,455	16,854
Elimination of internal profit and other equity method adjustments	(21,110)	(7,678)

Company’s share of equity	38,345	9,176

Investment in associate at December 31	38,345	9,176

Present ownership at December 31	43.93%	50%

Transactions and outstanding balances as of December 31
Sale of goods and services to associates	6,472	6,880

Total receivables from associates	1,644	184

Contract liabilities	5,565	—

Financial Statements	58

Note 13 —Inventories

The Company’s inventories relate to commercial products of SKYTROFA (lonapegsomatropin-tcgd), related work in progress (intermediates) and raw materials.

Marketing approval for SKYTROFA (lonapegsomatropin-tcgd) in the United States was obtained on August 25, 2021, and accordingly, all inventories until this date had been written down. Subsequent to obtaining marketing approval, a reversal of write-down on pre-launch inventories was recognized through research and development costs in the consolidated statement of profit or loss with a positive impact of €53.7 million.

	Group	Parent
(EUR’000)	2021	2021
Inventories
Raw materials and consumables	2,248	2,248
Work In progress	68,865	64,953
Finished goods	4,292	4,292

Total inventories	75,405	71,493

Financial Statements	59

Note 14 – Leases

The Company primarily leases office and laboratory facilities. Lease arrangements contain a range of different terms and conditions and are typically entered into for fixed periods. Generally, the lease terms are between two and eleven years, and in addition, in order to improve flexibility to the Company’s operations, may provide the Company with options to extend the lease, or terminate the lease within the enforceable lease term. In the Company’s current lease portfolio, extension and termination options range between two to ten years, in addition to the non-cancellable periods.

To accommodate the current and future development of the Company, additional leases related to office facilities were entered into in 2021. In 2021, the Company entered into an additional facility leases in Germany with an enforceable lease term of four years. The lease commences in January 2022. At that date an initial lease liability of €2.3 million will be recognized. Refer to Note 21 “Subsequent events” for details regarding one lease entered, subsequent to the reporting date.

Lease liabilities and Payments

Development in lease liabilities are specified below:

	Group
(EUR’000)	Beginning of period	Payment of principal portion of liabilities	Payment of interest	Additions	Accretion of interest	Foreign exchange translation (non-cash item)	End of period
Lease liabilities
December 31, 2021	91,975	(6,429)	(1,326)	10,812	3,396	6,533	104,961

December 31, 2020,	36,619	(4,781)	(1,209)	64,582	1,617	(4,853)	91,975

	Parent
(EUR’000)	Beginning of period	Payment of principal portion of liabilities	Payment of interest	Additions	Accretion of interest	Foreign exchange translation (non-cash item)	End of period
Lease liabilities
December 31, 2021	11,792	(2,223)	(408)	8,346	408	—	17,915

December 31, 2020,	10,758	(1,844)	(244)	2,842	244	36	11,792

The maturity analysis of lease liabilities is disclosed in Note 17, “Financial Risk Management and Financial Instruments” in the section “Liquidity Risk Management”.

Financial Statements	60

Expenses relating to Leases

The following expenses relating to lease activities are recognized in the statements of profit or loss:

	Group		Parent
(EUR’000)	2021	2020	2021	2020
Lease expense
Depreciations	10,963	6,857	2,376	1,931
Expenses relating to short term leases and leases of low value assets	186	470	137	221
Lease interest	3,396	1,617	408	244

Total lease expense	14,545	8,944	2,921	2,396

Note 15 – Contract Liabilities

At December 31, 2021, contract liabilities comprise unsatisfied performance obligations relating to delivery of clinical and commercial supply under one of the Company’s license agreements. Contract liabilities are expected to be recognized as revenue with €2.6 million in 2022, and €3.0 million in 2023-2026.

Revenue recognized from contract liabilities was €0.4 million (Parent Company: €2.7 million) and €1.0 million (Parent Company: €2.7 million) for the years ended December 31, 2021 and 2020, respectively, and related to feasibility studies, and research and development services under the Company’s license agreements.

Note 16 – Commitments and Contingencies

Contractual commitments for the construction of property, plant and equipment were €8.4 million and €15.8 million for the years ended December 31, 2021, and 2020, respectively. Further, with certain suppliers, the Company has agreed minimum commitments related to the manufacturing of product supply, subject to continuous negotiation and adjustments according to the individual contractual terms and conditions. Delivery of product supply is recognized when the Company obtains control of the goods. In addition, the Company has commitments related to short-term leases and leases of low value assets, contracts of various lengths in respect of research and development with CROs, and IT and facility related services. Costs relating to those commitments are recognized as services are received.

The Company is not aware of any significant legal claims or disputes.

Letter of Support – Parent Company

The Parent Company has provided letters of support to its four wholly owned subsidiaries Ascendis Pharma Endocrinology Division A/S, Ascendis Pharma Bone Diseases A/S, Ascendis Pharma Growth Disorders A/S and Ascendis Pharma Oncology Division A/S. Each of the four subsidiaries have accumulated losses in excess of their paid-in capital and, to support the companies, the Parent Company has confirmed the technical and financial support that it has committed and further will commit for the period until May 31, 2023.

At December 31, 2021, Ascendis Pharma Endocrinology Division A/S, Ascendis Pharma Bone Diseases A/S, Ascendis Pharma Growth Disorders A/S and Ascendis Pharma Oncology Division A/S reported negative net assets of €509.2 million, €177.0 million, €140.4 million and €76.1 million, respectively.

Ascendis Pharma A/S undertakes to make all reasonable technical efforts to support the companies to conduct all pre-clinical, manufacturing, clinical and regulatory activities with their product candidates for the period. In addition, Ascendis Pharma A/S undertakes to provide the companies with the necessary funds to ensure that the companies can conduct their activities for the period in compliance with Danish company regulation and to ensure that the companies can meet their financial obligations as they fall due during the period.

Financial Statements	61

Note 17 – Financial Risk Management and Financial Instruments

Financial assets and liabilities comprise following:

	Group		Parent
(EUR’000)	2021	2020	2021	2020
Financial assets
Trade receivables	2,200	387	—	—
Receivables from group enterprises	—	—	1,007,874	778,205
Other receivables	12,276	2,251	3,451	1,826
Marketable securities	343,358	249,558	343,358	249,558
Cash and cash equivalents	446,267	584,517	415,363	494,328

Financial assets measured at amortized costs	804,101	836,713	1,770,046	1,523,917

Financial liabilities
Lease liabilities	104,961	91,975	17,915	11,792
Trade payables and accrued expenses	59,417	21,897	55,087	3,117
Payables to group enterprises	—	—	29,536	15,340

Financial liabilities measured at amortized costs	164,378	113,872	102,538	30,249

Finance income
Interest income	692	1,812	691	1,780
Interest income from group enterprises	—	—	21,809	14,882
Exchange rate gains	59,026	—	59,719	—

Total finance income	59,718	1,812	82,219	16,662

Finance expenses
Interest expense	3,911	1,918	903	524
Interest expenses to group enterprises	—	—	391	359
Exchange rate losses	—	78,924	—	78,912

Total finance expenses	3,911	80,842	1,294	79,795

Interest income and interest expenses relate to financial assets and liabilities measured at amortized cost. Exchange rate gains and losses primarily relate to U.S. Dollar/Euro fluctuations pertaining to the Company’s, cash, cash equivalents and marketable securities.

Capital Management

The Company manages capital to ensure that all group enterprises will be able to continue as going concern while maximizing the return to shareholders through the optimization of debt and equity balances. The overall strategy in this regard has remained unchanged since 2012.

Capital Structure

The Company’s capital structure consists only of equity comprising issued capital, reserves and retained earnings/accumulated deficits. Although the Company is not subject to any externally imposed capital requirements, the capital structure is reviewed on an ongoing basis. Since the Company does not hold external debt, such review currently comprises a review of the adequacy of the Company’s capital compared to the resources required for carrying out ordinary activities.

Development in the Company’s share capital and treasury shares reserves are described in the following sections. Other equity reserves are described in Note 2 “Summary of Significant Accounting Policies”.

Financial Statements	62

Share Capital

The share capital of Ascendis Pharma A/S consists of 56,937,682 fully paid shares at a nominal value of DKK 1, all in the same share class.

The number of shares of Ascendis Pharma A/S are as follows:

(EUR’000)	2021	2020	2019	2018	2017
Changes in share capital
Beginning of year	53,750,386	47,985,837	42,135,448	36,984,292	32,421,121
Increase through cash contribution	3,187,296	5,764,549	5,850,389	5,151,156	4,563,171

End of year	56,937,682	53,750,386	47,985,837	42,135,448	36,984,292

Treasury Shares Reserve

On September 29, 2021, the Company’s Board of Directors authorized the Company to repurchase up to $25 million of the Company’s ADSs, each of which represents one ordinary share of Ascendis Pharma A/S (the “Share Repurchase Program”). The program was executed under Rules 10b-18 and 10b5-1 of the U.S. securities regulations. The purpose of the Share Repurchase Program allowed the Company to acquire ADSs needed in connection with the Company’s RSU Program, without any obligation to acquire any particular amount of ADSs. The Company’s Share Repurchase Program was funded through existing cash deposits and ended on November 9, 2021.

The holding of treasury shares are as follows:

	Nominal values	Holdings	Holding in % of total outstanding shares
	(EUR’000)	(Number)
Treasury shares
At January 1, 2021	—	—	—
Acquired from third-parties	21	154,837	0,3%

At December 31, 2021	21	154,837	0.3%

Financial Risk Management Objectives

The Company regularly monitors the access to domestic and international financial markets, manages the financial risks relating to its operations, and analyzes exposures to risk, including market risk, such as foreign currency risk and interest rate risk, credit risk and liquidity risk.

The Company’s financial risk exposure and risk management policies are described in following sections.

Market Risk

The Company’s activities expose the group enterprises to the financial risks of changes in foreign currency exchange rates and interest rates. Derivative financial instruments are not applied to manage exposure to such risks.

Foreign Currency Risk Management

The Company is exposed to foreign currency exchange risks arising from various currency exposures, primarily with respect to the U.S. Dollar (“USD”), the British Pound (“GBP”) or the Danish Krone (“DKK”). There is an official target zone of 4.50% between DKK and EUR, which limits the likelihood of significant fluctuations between those two currencies in a short timeframe.

Financial Statements	63

Foreign currency exchange risks are unchanged to prior year, and primarily relate to purchases in foreign currencies, and cash, cash equivalents and marketable securities, denominated in USD. The exposure from foreign currency exchange risks is managed by maintaining cash positions in the currencies in which the majority of future expenses are denominated, and payments are made from those reserves.

Foreign Currency Sensitivity Analysis

The following table details how a strengthening of the USD and the GBP would impact profit and loss and equity before tax at the reporting date. A similar weakening of the USD and the GBP would have the opposite effect with similar amounts. A positive number indicates an increase in profit or loss and equity before tax, while a negative number indicates the opposite. The sensitivity analysis is deemed representative of the inherent foreign exchange risk associated with the operations.

	Group
			Hypothetical impact on
			consolidated financial
			statements
		Increase
	Nominal	in foreign	Profit or loss	Equity before
(EUR’000)	position	exchange rate	before tax	tax

December 31, 2021
USD/EUR	549,243	10%	54,924	54,924
GBP/EUR	6,686	10%	669	699

December 31, 2020
USD/EUR	797,927	10%	79,793	79,793
GBP/EUR	1,555	10%	155	155

	Parent
			Hypothetical impact on
			separate financial statements
		Increase
	Nominal	in foreign	Profit or loss	Equity before
(EUR’000)	position	exchange rate	before tax	tax

December 31, 2021
USD/EUR	548,156	10%	54,816	54,816
GBP/EUR	6,686	10%	669	669

December 31, 2020
USD/EUR	799,808	10%	79,981	79,981
GBP/EUR	3,233	10%	323	323

Interest Rate Risk Management

The Company has no interest-bearing debt to third parties. In addition, since the Company holds no derivatives or financial assets and liabilities measured at fair value, the exposure to interest rate risk primarily relates to the interest rates for cash, cash equivalents and marketable securities. Future interest income from interest-bearing bank deposits and marketable securities may fall short of expectations due to changes in interest rates.

Financial Statements	64

Rate structure of marketable securities are specified below:

	December 31, 2021		December 31, 2020
	Carrying		Carrying
	amount	Fair value	amount	Fair value

		(EUR’000)
Marketable securities specified by rate structure
Fixed rate	323,176	322,556	175,757	175,732
Floating rate	17,975	17,968	16,975	16,972
Zero-coupon	2,207	2,207	56,826	56,826

Total marketable securities	343,358	342,731	249,558	249,530

The effects of interest rate fluctuations are not considered a material risk to the Company’s financial position.

Accordingly, no interest sensitivity analysis has been presented.

Credit Risk Management

The Company has adopted an investment policy with the primary purpose of preserving capital, fulfilling liquidity needs and diversifying the risks associated with cash, cash equivalents and marketable securities. This investment policy establishes minimum ratings for institutions with which the Company holds cash, cash equivalents and marketable securities, as well as rating and concentration limits for marketable securities held.

All material counterparties are considered creditworthy. While the concentration of credit risk may be significant, the credit risk for each individual counterpart is considered to be low. The exposure to credit risk primarily relates to cash, cash equivalents, and marketable securities. The credit risk on bank deposits is limited because the counterparties, holding significant deposits, are banks with high credit-ratings (minimum A3/A-) assigned by international credit-rating agencies. The banks are reviewed on a regular basis and deposits may be transferred during the year to mitigate credit risk. In order to mitigate the concentration of credit risks on bank deposits and to preserve capital, a portion of the bank deposits have been placed into primarily U.S. government bonds, treasury bills, corporate bonds, and commercial papers. The Company’s investment policy, approved by the Board of Directors, only allows investment in marketable securities having investment grade credit-ratings, assigned by international credit-rating agencies. Accordingly, the risk from probability of default is low. On each reporting date, the Company considers the risk of expected credit loss on bank deposits and marketable securities, including the hypothetical impact arising from the probability of default, which is considered in conjunction with the expected loss caused by default by banks with similar credit ratings and attributes. In line with previous periods, this assessment did not reveal a material impairment loss, and accordingly no provision for expected credit loss has been recognized.

Marketable securities specified by investment grade credit rating are specified below:

	December 31, 2021		December 31, 2020
	Carrying		Carrying
	amount	Fair value	amount	Fair value

		(EUR’000)
Marketable securities specified by investment grade credit rating
Prime	—	—	7,716	7,714
High grade	144,307	144,030	142,339	142,352
Upper medium grade	196,909	196,566	99,503	99,464
Lower medium grade	2,142	2,135	—	—

Total marketable securities	343,358	342,731	249,558	249,530

At the reporting dates, there are no significant overdue trade receivable balances. As a result, write-down to accommodate expected credit-losses is not deemed material.

Financial Statements	65

Liquidity Risk Management

Historically, the risk of insufficient funds has been addressed through proceeds from sale of the Company’s securities in private and public offerings.

Liquidity risk is managed by maintaining adequate cash reserves and banking facilities, and by matching the maturity profiles of marketable securities with cash-forecasts. The risk of shortage of funds is monitored, using a liquidity planning tool, to ensure sufficient funds are available to settle liabilities as they fall due.

Besides marketable securities and deposits, the Company’s financial assets are recoverable within twelve months after the reporting date. The composition of the marketable securities portfolio and its fair values are specified in the following table.

	December 31, 2021		December 31, 2020
	Carrying		Carrying
	amount	Fair value	amount	Fair value

		(EUR’000)
Marketable securities specified by security type
U.S. Treasury bills	—	—	46,243	46,245
U.S. Government Bonds	95,408	95,211	62,088	62,101
Commercial papers	2,207	2,207	10,583	10,581
Corporate bonds	226,771	226,379	121,282	121,234
Agency bonds	18,972	18,934	9,362	9,369

Total marketable securities	343,358	342,731	249,558	249,530

Classified based on maturity profiles
Non-current assets	107,561	107,175	115,280	115,277
Current assets	235,797	235,556	134,278	134,253

Total marketable securities	343,358	342,731	249,558	249,530

Fair values are based on quoted market prices or for marketable securities with short-term and infrequent market trades on mathematical calculations applying observable inputs (Level 1 or 2 in the fair value hierarchy).

Marketable securities have a weighted average duration of 5.8 and 16.7 months, for current (i.e., those maturing within twelve months after the reporting date) and non-current positions, respectively. The entire portfolio of marketable securities (current and non-current) has a weighted average duration of 9.2 months.

Financial Statements	66

Maturity Analysis

Maturity analysis for financial liabilities recognized in the statements of financial position are specified below.

	Group
				Total
				contractual	Carrying
(EUR’000)	<1 year	1-5 years	>5 years	cashflows	amount
December 31, 2021
Lease liabilities	7,098	51,442	68,378	126,918	104,961
Trade payables and accrued expenses	59,417	—	—	59,417	59,417

Total financial liabilities	66,515	51,442	68,378	186,335	164,378

	Group
				Total
				contractual	Carrying
(EUR’000)	<1 year	1-5 years	>5 years	cashflows	amount
December 31, 2020
Lease liabilities	6,974	38,321	68,516	113,811	91,975
Trade payables and accrued expenses	21,897	—	—	21,897	21,897

Total financial liabilities	28,871	38,321	68,516	135,708	113,872

	Parent
				Total
				contractual	Carrying
(EUR’000)	<1 year	1-5 years	>5 years	cashflows	amount
December 31, 2021
Lease liabilities	2,821	11,202	6,005	20,028	17,915
Payables to group enterprises	29,536	—	—	29,536	29,536
Trade payables and accrued expenses	55,087	—	—	55,087	55,087

Total financial liabilities	87,444	11,202	6,005	104,651	102,538

	Parent
				Total
				contractual	Carrying
(EUR’000)	<1 year	1-5 years	>5 years	cashflows	amount
December 31, 2020
Lease liabilities	2,095	8,379	2,124	12,598	11,792
Payables to group enterprises	15,340	—	—	15,340	15,340
Trade payables and accrued expenses	3,117	—	—	3,117	3,117

Total financial liabilities	20,552	8,379	2,124	31,055	30,249

Financial Statements	67

Note 18 – Related Party Transactions

The Board of Directors, the Executive Board and Non-executive Senior Management (“Key Management Personnel”) are considered related parties as they have authorities and responsibilities with planning and directing the Company’s operations. Related parties also include undertakings in which such individuals have a controlling or joint controlling interest. Additionally, all group enterprises and associates are considered related parties.

Neither the Company’s related parties or major shareholders hold a controlling, joint controlling, or significant interest in the Group.

The Company has entered into employment agreements with and issued warrants and RSUs to Key Management Personnel. In addition, the Company pays fees for board tenure and board committee tenure to the independent members of the Board of Directors. For further details, refer to Note 7 “Employee Cost”.

Transactions between the parent company and group enterprises comprise management and license fees, research and development services, and clinical supplies and commercial supplies. These transactions have been eliminated in the consolidated financial statements. Transactions and outstanding balances with the associate are disclosed in Note 12 “Investment in Associate”.

In addition, the parent company Ascendis Pharma A/S is jointly taxed with its Danish subsidiaries, where the current Danish corporation tax is allocated between the jointly taxed Danish companies. For further details, refer to Note 9 “Tax on Profit/(Loss) for the Year and Deferred Tax”.

Except for the information disclosed above, the Company has not undertaken any significant transactions with members of the Key Management Personnel, or undertakings in which the identified related parties have a controlling or joint controlling interest.

	Parent
(EUR’000)	2021	2020
Rendering of services	77,579	63,425
Sale of products	865	—
Milestone payments	5,000	3,000
License income	2,686	2,687

Total revenue	86,130	69,112

Milestone payments (expenses)	(100)	(100)
License expenses	(100)	(100)
Purchase of services	(116,391)	(70,457)
Management fees	725	739

Total expenses	(115,866)	(69,918)

Interest income	21,809	14,882
Interest expenses	(391)	(359)

Net financial income	21,418	14,523

Financial Statements	68

Note 19 – Investments in Group Enterprises

Ascendis Pharma A/S’s (parent company) investments in Group enterprises at December 31, 2021, comprise:

Subsidiaries	Domicile	Ownership
Ascendis Pharma GmbH	Germany	100%
Ascendis Pharma, Inc.	USA	100%
Ascendis Pharma Endocrinology, Inc.	USA	100%
Ascendis Pharma, Ophthalmology Division A/S	Denmark	100%
Ascendis Pharma, Endocrinology Division A/S	Denmark	100%
Ascendis Pharma Bone Diseases A/S	Denmark	100%
Ascendis Pharma Growth Disorders A/S	Denmark	100%
Ascendis Pharma Oncology Division A/S	Denmark	100%

Associate	Domicile	Ownership
VISEN Pharmaceuticals	Cayman Island	43.93%

Financial Statements	69

Note 20 – Ownership

The following investors, or groups of affiliated investors, are known by us to beneficially own more than 5% of the Company’s outstanding ordinary shares, at December 31, 2021:

•	T. Rowe Price Associates, Inc., USA

•	Entities affiliated with RA Capital Management, LLC, USA

•	Entities affiliated with Artisan Partners Limited Partnership, USA

•	Entities affiliated with FMR LLC, USA

•	Baker Bros. Advisors LP, USA

•	Entities affiliated with Wellington Management Group LLP, USA

•	Entities affiliated with Janus Henderson Group plc, United Kingdom

The Company’s American Depository Shares are held through BNY (Nominees) Limited as nominee, of The Bank of New York Mellon, UK (as registered holder of the Company’s outstanding ADSs).

Note 21 – Subsequent Events

In February 2022, the group entered into a facility lease in Germany with an enforceable lease term of 15 years, which is expected to commence in 2025. Subject to terms and conditions and development in interest rates, an initial lease liability and corresponding right-of-use asset of €55.2 million is expected to be recognized at the commencement date.

No other events have occurred after the reporting date that would influence the evaluation of these financial statements.